EXHIBIT 99.1

News Release

For Immediate Release 20-13-TR	Date: February 20, 2020

Teck Reports Unaudited Annual and Fourth Quarter Results for 2019

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported unaudited(1) adjusted EBITDA(2) (3) of $4.3 billion in 2019 compared with $5.4 billion in 2018. Our 2019 unaudited adjusted profit attributable to shareholders(2) (3) was $1.6 billion ($2.77 per share) compared with $2.4 billion ($4.13 per share) in 2018. In the fourth quarter, adjusted profit attributable to shareholders was $122 million ($0.22 per share) compared with $500 million ($0.87 per share) in the fourth quarter of last year.

“Ongoing global economic uncertainty negatively impacted commodity prices in the fourth quarter and that has continued into 2020, exacerbated by the effect on markets from the Coronavirus and the impact of severe weather conditions in British Columbia, followed by blockades on rail lines,” said Don Lindsay, President and CEO. “Our focus remains on those aspects of our business within our control including executing on our Quebrada Blanca Phase 2 and Neptune Bulk Terminals expansion projects, taking steps to improve our steelmaking coal logistics chain, controlling costs and implementing our RACE21TM program, which has exceeded initial expectations.”

Significant Items

•
Adjusted profit attributable to shareholders in 2019 was $1.6 billion ($2.77 per share), compared with $2.4 billion ($4.13 per share) in 2018. Profit attributable to shareholders in 2019 was $339 million ($0.61 per share) compared with $3.1 billion ($5.41 per share) a year ago.

•
Adjusted profit attributable to shareholders in the fourth quarter was $122 million ($0.22 per share) compared with $500 million ($0.87 per share) in the fourth quarter of last year. In the fourth quarter, we had a loss attributable to shareholders of $891 million, or a $1.62 loss per share, compared with a profit of $433 million ($0.75 per share) a year ago.

•
Our adjusted EBITDA was $4.3 billion in 2019 compared to $5.4 billion in 2018 and our annual EBITDA(2) (3) was $2.5 billion in 2019 compared with $6.2 billion in 2018. Adjusted EBITDA for the fourth quarter was $649 million compared with $1.3 billion last year. We had an EBITDA loss of $755 million in the fourth quarter, compared with EBITDA of $1.2 billion a year ago.

Notes:
(1)	All financial information in this news release is unaudited.
(2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
Our loss in the fourth quarter included non-cash, after-tax impairments charges of $999 million, including $910 million relating to our interest in Fort Hills (resulting from lower market expectations for future oil prices), $75 million relating to our Cardinal River Operations and $14 million relating to the remaining assets of the cathode operations at Quebrada Blanca. For 2019, total non-cash, after-tax impairment charges were $1.1 billion.

•
Our RACE21TM innovation-driven business transformation program has implemented initiatives aimed at achieving $160 million in annualized EBITDA improvements as of the end of 2019 based on commodity prices at December 31, 2019, exceeding our initial target of $150 million. At prices in effect when the program was implemented on May 31, 2019, the annualized EBITDA improvements associated with these initiatives would have been $184 million.

•	Under our cost reduction program, we achieved $210 million of capital and operating cost reductions during the fourth quarter against our target of $170 million.

•
Construction at QB2 continues with over 7,500 people actively working across the six major construction areas on the project. Although the project continues to target first production in the fourth quarter of 2021 with ramp-up to full production expected during 2022, there have been delays in the schedule primarily due to permitting and social unrest, which will also affect cost. A new baseline schedule is being developed in conjunction with an updated capital estimate planned for the first quarter of 2020.

•
Our liquidity remains strong at $5.8 billion, including $532 million in cash at February 20, 2020, of which $270 million is on deposit in Chile for the development of the QB2 project. We paid our regular base dividend of $0.05 per share, which totaled $27 million in the quarter.

•
The US$2.5 billion limited recourse project financing to fund the development of QB2 closed in the fourth quarter. With funding from the project financing and the partnering transaction with Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation, our next contributions to project capital are not expected until early 2021.

•
We were recognized as one of the Global 100 Most Sustainable Corporations by Corporate Knights in January 2020, and in February 2020, we announced an objective to be carbon neutral across all operations and activities by 2050.

•
Our first quarter 2020 steelmaking coal sales are being negatively affected by severe weather in British Columbia causing rail and port terminal performance issues and by blockades on rail lines. The estimated impact on first quarter sales is expected to be in excess of 1.0 million tonnes. We have included our first quarter 2020 sales guidance along with our 2020 annual guidance for production, unit costs and capital expenditures in our Guidance tables on pages 38 to 41.

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This news release is dated as at February 20, 2020. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2018, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

Profit declined substantially in the fourth quarter, with a loss attributable to shareholders of $891 million compared with profit attributable to shareholders of $433 million in the fourth quarter of last year. The decline was primarily due to a significant decline in steelmaking coal prices and non-cash, after-tax asset impairment charges of $999 million relating to our interest in Fort Hills, our Cardinal River Operations and the remaining assets of our cathode operations at Quebrada Blanca.

Our adjusted profit attributable to shareholders in the fourth quarter was $122 million, or $0.22 per share, compared with $500 million, or $0.87 per share a year ago. The decrease was primarily attributable to a US$60 per tonne, or 31%, decrease in steelmaking coal prices in the fourth quarter compared with a year ago. LME average copper prices were 5% lower than a year ago, while LME average zinc prices declined 9% from a year ago. Partially offsetting these items were improved Western Canadian Select (WCS) heavy oil prices in the fourth quarter.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty has had a significant negative effect on the prices for our products this year. The extent and duration of impacts that the Coronavirus may have on the demand and prices for our commodities, on our suppliers and employees, and on global financial markets is not known at this time, but could be material. We are monitoring developments in order to be in a position to take appropriate action.

Our gross profit in the fourth quarter declined by $551 million compared to a year ago with $503 million of the decline attributable to the substantial decline in steelmaking coal prices. Gross profit from our copper operations remained similar to a year ago, as lower copper prices were offset by reduced operating costs. The labour strike action in the fourth quarter at Carmen de Andacollo resulted in lost production of approximately 9,000 tonnes of copper. This lost production was offset by substantially higher ore grades at Highland Valley Copper, increasing copper production by 10,800 tonnes. In our zinc business unit, gross profit declined by $86 million due to lower zinc prices, higher treatment charges and lower refined zinc sales volumes from our Trail Operations following the electrical equipment failure in the zinc refinery at the end of August. Repairs were completed ahead of schedule by the end of November and production has returned to normal levels. Gross profit from our energy business unit increased by $121 million compared with a year ago, primarily due to improved WCS prices as compared to a year ago. In the fourth quarter of 2018, WCS prices had declined significantly due to a substantial decline in global benchmark oil prices and a significant widening of Canadian heavy blend differentials.

Our company-wide cost reduction program contributed approximately $210 million of reductions in planned spending in 2019. We expect approximately $400 million of reductions from previously planned spending in 2020. This will increase our total targeted reductions to approximately $610 million, compared to the $500 million previously disclosed.
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The US$2.5 billion limited recourse project financing to fund the development of the QB2 project closed in the fourth quarter. With funding from the project financing and the partnering transaction with Sumitomo Metal Mining Co. Ltd. (SMM) and Sumitomo Corporation (SC), our next contributions to project capital are not expected until early 2021.
Our RACE21TM innovation-driven business transformation program has implemented initiatives aimed at achieving $160 million in annualized EBITDA improvements as of the end of 2019, based on commodity prices at December 31, 2019, exceeding our initial announced target of $150 million. At prices in effect when the program was implemented on May 31, 2019, the annualized EBITDA improvements associated with these initiatives would have been $184 million. The one-time investment for implementation of RACE21TM in 2019 was $55 million, with the benefits expected to be ongoing. This is an increase from the expected one-time investment of $45 million announced in the second quarter, reflecting the additional value creation and expansion of the program. Approximately $10 million of this cost is attributed to positioning of the program for wider rollout in 2020.

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Profit (Loss) and Adjusted Profit

The loss attributable to shareholders in the fourth quarter was $891 million, or $1.62 loss per share, compared with profit attributable to shareholders of $433 million, or $0.75 per share, in the same period a year ago. The decrease is primarily due to $999 million of non-cash after-tax impairment charges in the fourth quarter of 2019 and a significant decrease in steelmaking coal prices.

Adjusted profit attributable to shareholders in the fourth quarter, taking into account the items identified in the table below, was $122 million, or $0.22 per share, compared with $500 million, or $0.87 per share, in the fourth quarter of 2018. The most significant adjusting items in the table below for the fourth quarter were the non-cash after-tax impairments.

The decrease in our adjusted profit compared with a year ago was primarily due to a reduced contribution from our steelmaking coal business unit due to substantially lower prices and partly due to lower base metal prices. In addition, we recorded additional decommissioning and restoration provisions at certain closed operations. These items were partially offset by improved WCS heavy oil prices compared with a year ago when prices had declined significantly.

Profit (Loss) and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Profit (loss) attributable to shareholders	$(891)	$433	$339	$3,107
Add (deduct):
Asset impairments	999	30	1,108	30
Debt prepayment option loss (gain)	–	24	(77)	31
Debt redemption or purchase loss	–	–	166	19
Gain on sale of Waneta Dam	–	–	–	(812)
Taxes and other	14	13	16	(3)
Adjusted profit attributable to shareholders1 2	$122	$500	$1,552	$2,372
Adjusted basic earnings per share1 2	$0.22	$0.87	$2.77	$4.13
Adjusted diluted earnings per share1 2	$0.22	$0.86	$2.75	$4.07

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments, commodity derivatives, inventory write-downs and reversals, share-based compensation and changes in the discounted value of decommissioning and restoration costs at closed mines and other environmental expenses. Taken together, these items resulted in $105 million of after-tax charges ($149 million before tax) in the fourth quarter, or $0.19 per share. We do not adjust our reported profit for these items.

During the quarter, we recorded asset impairment charges on our interest in Fort Hills, our Cardinal River Operations and the remaining assets of our cathode operations at Quebrada Blanca. These non-cash charges totaled $1.4 billion on a pre-tax basis and $999 million on an after-tax basis. The impairment of our interest in Fort Hills relates to lower market expectations for future WCS heavy oil prices. The impairment of our Cardinal River Operations follows our
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decision in the second quarter not to proceed with the Mackenzie-Redcap extension and results from a reduction in steelmaking coal prices since that time combined with the short remaining mine life. The impairment of the Quebrada Blanca assets relates to the short remaining life of the cathode operation.

	Three months ended December 31, 2019		Year ended December 31, 2019
(CAD$ in millions)	Pre-tax	After-tax and NCI	Pre-tax	After-tax and NCI

Impairments
Fort Hills	$1,241	$910	$1,241	$910
Cardinal River Operations	118	75	289	184
Quebrada Blanca assets	31	14	31	14
Total	$1,390	$999	$1,561	$1,108

The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital.

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FINANCIAL OVERVIEW (unaudited)	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2019	2018	2019	2018

Revenues and profit
Revenues	$2,655	$3,247	$11,934	$12,564
Gross profit before depreciation and amortization[1]	$875	$1,411	$4,959	$6,104
Gross profit	$460	$1,011	$3,340	$4,621
EBITDA (loss)[1]	$(755)	$1,152	$2,481	$6,174
Profit (loss) attributable to shareholders	$(891)	$433	$339	$3,107

Cash flow
Cash flow from operations	$782	$1,337	$3,484	$4,438
Property, plant and equipment expenditures	$883	$666	$2,788	$1,906
Capitalized stripping costs	$152	$173	$680	$707
Investments	$55	$32	$178	$284

Balance Sheet
Cash balances			$1,026	$1,734
Total assets			$40,479	$39,626
Debt and lease liabilities, including current portion			$4,834	$5,519

Per share amounts
Profit (loss) attributable to shareholders	$(1.62)	$0.75	$0.61	$5.41
Dividends declared	$0.05	$0.15	$0.20	$0.30

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	6.7	7.3	25.7	26.2
Copper[2]	71	73	297	294
Zinc in concentrate	149	189	640	705
Zinc – refined	66	75	287	303
Bitumen (million barrels)2 3	3.2	3.6	12.3	6.8

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	6.3	6.6	25.0	26.0
Copper[2]	75	72	301	292
Zinc in concentrate	192	205	649	644
Zinc – refined	60	75	284	304
Blended bitumen (million barrels)2 3	3.8	4.5	16.0	8.8

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$131	$191	$164	$187
Copper (LME cash – US$/pound)	$2.67	$2.80	$2.72	$2.96
Zinc (LME cash – US$/ pound)	$1.08	$1.19	$1.16	$1.33
Blended bitumen (realized US$/barrel)[3]	$41.20	$20.89	$45.20	$35.12
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.32	$1.33	$1.30

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3.	Fort Hills results included from June 1, 2018.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Revenues
Steelmaking coal	$1,105	$1,674	$5,522	$6,349
Copper	592	633	2,469	2,714
Zinc	745	820	2,968	3,094
Energy[1]	213	120	975	407
Total	$2,655	$3,247	$11,934	$12,564

Gross profit (loss) before depreciation and amortization2 3
Steelmaking coal	$448	$1,000	$2,904	$3,770
Copper	239	259	1,080	1,355
Zinc	185	278	831	1,085
Energy[1]	3	(126)	144	(106)
Total	$875	$1,411	$4,959	$6,104

Gross profit (loss)
Steelmaking coal	$241	$819	$2,112	$3,040
Copper	130	138	617	877
Zinc	120	206	601	869
Energy[1]	(31)	(152)	10	(165)
Total	$460	$1,011	$3,340	$4,621

Gross profit (loss) margins before depreciation2 3
Steelmaking coal	41%	60%	53%	59%
Copper	40%	41%	44%	50%
Zinc	25%	34%	28%	35%
Energy[1]	1%	(105)%	15%	(26)%

Notes:
1.	Fort Hills financial results included from June 1, 2018.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Steelmaking coal price (realized US$/tonne)	$131	$191	$164	$187
Steelmaking coal price (realized CAD$/tonne)	$173	$253	$218	$243
Production (million tonnes)	6.7	7.3	25.7	26.2
Sales (million tonnes)	6.3	6.6	25.0	26.0
Gross profit before depreciation and amortization1 2	$448	$1,000	$2,904	$3,770
Gross profit	$241	$819	$2,112	$3,040
Property, plant and equipment expenditures	$273	$182	$754	$462

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit in the fourth quarter from our steelmaking coal business unit was $241 million compared with $819 million a year ago. Gross profit before depreciation and amortization (1) (2) for our steelmaking coal business unit in the fourth quarter declined by $552 million from a year ago (see table below), primarily due to a US$60 per tonne decrease in realized steelmaking coal prices, inventory write-downs of $28 million as a result of the decline in prices, and partly due to lower sales volumes.

Our fourth quarter sales volumes of 6.3 million tonnes were within our guidance range of 6.2 to 6.4 million tonnes. In the quarter, our sales were affected by several delayed vessel arrivals, primarily due to rough Pacific sea conditions, and lower Ridley Terminals port performance towards the end of December as a result of challenging weather and operational issues.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
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The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,
As reported in fourth quarter of 2018	$1,000
Increase (decrease):
Steelmaking coal price realized	(503)
Sales volumes	(48)
Unit operating and transportation costs	13
Poscan royalty	14
Inventory write-down	(28)
Net decrease	(552)
As reported in current quarter	$448

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $273 million in the fourth quarter, of which $143 million was for sustaining capital. Capitalized stripping costs were $81 million in the fourth quarter compared with $111 million a year ago.

Markets

Steel production and demand for seaborne steelmaking coal remained strong through the first half of 2019 before market conditions deteriorated in the second half of the year. Steelmaking coal spot prices were affected by pressure on steelmakers’ margins created by lower steel pricing and continued high iron ore pricing. The steelmaking coal market remains fundamentally supported by demand from steel capacity growth in India and increased imports into China. Market sentiment has improved slightly for 2020 as steel margins are expected to improve on higher steel prices and lower iron ore and coking coal costs. While investment in steelmaking coal capacity increased in the past two years, it currently remains low. Permitting processes for steelmaking coal mines remain challenging and capital markets are rationing capital to coal, limiting the supply response.

The fourth quarter price index for steelmaking coal sold under quarterly contracts based on the average of three assessments was established at US$142 per tonne.

Operations

Fourth quarter production of 6.7 million tonnes was 8% lower than the same period a year ago, as a result of mining challenges at our Fording River Operations. These challenges were partially offset by all-time record production at Elkview Operations in the fourth quarter and strong processing throughput at other operations. At times during the fourth quarter, our mine site clean coal inventory storage areas were at full capacity as a result of logistical constraints, which negatively affected operations. The materials handling issues outlined in the third quarter have been resolved, but ongoing logistics constraints continued to affect our operations in the fourth quarter.

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As a result of our decision not to proceed with the Mackenzie Redcap extension at our Cardinal River Operations and the short remaining mine life, we recorded a pre-tax, non-cash asset impairment charge of $171 million in the second quarter. We recorded an additional asset impairment at our Cardinal River Operations of $118 million (pre-tax) in the fourth quarter related to a decrease in short-term steelmaking coal prices. The operation is expected to close in the second half of 2020 and then transition to care and maintenance.
The business unit continued to achieve strong total material movement results with 82 million bank cubic metres moved in the quarter, a 6% increase from the same period a year ago. All time quarterly records for total material moved were set at our Greenhills and Elkview Operations in the fourth quarter. The increased mining activity reflects a decision to advance stripping activity in 2019 at our Elkview Operations in order to increase production in the second half of 2020. The operations are fully utilizing equipment fleets and productivities remain high.

Cost of Sales

Adjusted site cost of sales(1) (2) in the fourth quarter of $60 per tonne were lower compared to a year ago. Total site cash spending decreased by 10% in the fourth quarter compared to a year ago and by 8% when compared to the third quarter of this year, supported by the acceleration of our cost reduction program. Lower overall spending combined with higher production in the fourth quarter, compared to the previous quarters of this year reduced our unit costs per tonne. Full year 2019 adjusted site cost of sales of $65 per tonne were within our annual guidance range of $62 to $65 per tonne.

Fourth quarter transportation costs were $40 per tonne, 3% higher than the same period a year ago. In addition to port and rail rate increases, lower volumes attributable to Neptune Bulk Terminal construction outages and a one-month dumper outage at Ridley Terminals also increased costs. Transportation costs of $39 per tonne for 2019 were within our annual guidance range of $37 to $39 per tonne.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
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The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.
	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2019	2018	2019	2018

Adjusted site cost of sales1 2	$60	$63	$65	$62
Transportation costs	40	39	39	37
Inventory write-down	4	–	1	–
Unit costs1 2	$104	$102	$105	$99

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2019	2018	2019	2018

Adjusted site cost of sales1 2	$46	$48	$49	$47
Transportation costs	30	29	29	29
Inventory write-down	3	–	1	–
Unit costs1 2	$79	$77	$79	$76

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our total cost of sales for the quarter also included a $16 per tonne charge for the amortization of capitalized stripping costs and $17 per tonne for other depreciation.

Outlook

Throughout 2019, we experienced logistics performance issues across the supply chain due to underperformance in port and rail services, material handling issues and poor weather conditions. As a result, although the logistics supply chain performance improved in the fourth quarter, we are starting 2020 with record-high site inventory levels, which reduces our operating flexibility. Given the potential for weaker demand in the short-term due to the effects of the Coronavirus and the high inventory levels due to rail and port constraints, we are choosing to temporarily reduce production and implement a shutdown of Neptune Bulk Terminals in order to progress the facility upgrade. This reduction, combined with extreme winter weather in January and early February, which was then followed by rail blockades, means that we now expect our steelmaking coal production in 2020 to be between 23.0 and 25.0 million tonnes.

As previously disclosed, we continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. The new areas are expected to extend the lives of these mines and allow us to increase production to offset the closure of Coal Mountain and Cardinal River operations. Our Cardinal River Operations will transition to closure by the second half of 2020. We are investing in the Elk Valley processing plants and will be transferring mobile equipment from Cardinal River in order to support increased mining activities in the Elk Valley. As part of our strategy to maintain production capacity of approximately 27 million tonnes in the Elk Valley, Elkview Operations is scheduled to complete its plant expansion project in the first quarter
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of 2020. Our Elkview Operations are anticipating a reduction of strip ratio over the next three to five years.
Although coal prices have softened since the beginning of 2019, market fundamentals remain supportive of our sales plan. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities. Due to the weather-related challenges, discussed above, and rail blockades, we are expecting 2020 first quarter sales to reach approximately 4.8 to 5.2 million tonnes, down from the previous estimate of 5.1 to 5.4 million tonnes. As always, our sales may vary depending on the performance of our logistics chain, which has been negatively impacted by severe winter weather in January and early February and by blockades on rail lines, the construction related to the Neptune Bulk Terminals upgrade project, and strong third-party volumes.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $475 million in 2020, including approximately $290 million related to water treatment, $100 million for ongoing operations and $85 million for Neptune Bulk Terminals. Approximately $140 million will be invested in major enhancement projects in 2020, primarily related to increasing the plant capacity at Elkview Operations and the development of new mining areas at our Elk Valley Operations. In addition, RACE21TM major enhancement capital of $65 million will be invested in the coal operations, mostly for our autonomous haulage pilot at Elkview Operations. Expected capitalized stripping costs in 2020 are approximately $340 to $390 million.

We continue to progress the Neptune Bulk Terminals facility upgrade project, which will include a five-month period from May to September when we intend to suspend operations at Neptune Bulk Terminals in order to match port capacity with reduced production and improve productivity and safety as we advance construction. This is expected to be the last extended construction outage at Neptune Bulk Terminals. The upgrade project will significantly increase terminal-loading capacity and improve our capability to meet our delivery commitments to our customers while lowering our overall logistics costs. The total cost of the project is expected to be approximately $800 million, consistent with our previous guidance. The business case for this project remains strong. It will provide us with an exclusive terminal that will help us meet the long-term requirements of our customers for consistent, high-quality product at significantly reduced costs. In 2019, we invested $192 million on the Neptune Bulk Terminals facility upgrade project. In addition to the 2020 capital expenditures noted above, the program includes $390 million to be spent in 2020 and approximately $120 million in 2021. The Neptune Bulk Terminals facility upgrades are expected to be completed in the first quarter of 2021 and we are evaluating opportunities to gradually increase port capacity earlier. There is a risk that if completion is delayed, we may limit our production and sales temporarily on expiry of our contract with Westshore Terminals.

As disclosed in the third quarter of 2019, we plan to complete some of our annual maintenance major plant outages earlier in 2020, reducing our steelmaking coal production in the first half of the year and increasing production in the second half of the year. The Neptune Bulk Terminals’ extended construction outage from May to September will also affect our quarterly production and corresponding cost of sales. As a result, we expect quarterly cost of sales per tonne to be higher in the first quarter of 2020 than the fourth quarter of 2019 with the lower production rates, and then decreasing in the fourth quarter of 2020 when we are back to near-full production levels. We expect our 2020 adjusted site costs of sales to be between $63 to $67 per tonne
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reflecting the extended construction outages to progress the Neptune Bulk Terminal facility upgrades combined with the logistics chain challenges in January and early February.
Transportation costs in 2020 are expected to increase to approximately $40 to $43 per tonne, with lower volumes delivered to Neptune Bulk Terminals during the construction outages and higher rail and port rates.

In December 2019, we entered into a long-term agreement with CN for shipping steelmaking coal from our four B.C. operations between Kamloops and Neptune Bulk Terminals and other west coast ports including Ridley Terminals Inc. The agreement runs from April 2021 to December 2026 and will enable us to increase shipment volumes significantly through an expanded Neptune Bulk Terminals. The agreement also provides for investments by CN for more than $125 million to enhance rail infrastructure and support increased shipment volumes to Neptune Bulk Terminals and through Ridley Terminals Inc. In January 2020, we announced an expanded commercial agreement with Ridley Terminals Inc., increasing our contracted capacity from 3 million tonnes per annum (Mtpa) to 6 Mtpa with an option to extend up to 9 Mtpa.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate, and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of Saturated Rock Fill (SRF) technology, and we have received approval to construct an expansion of SRF water treatment capacity at Elkview Operations. Elkview Operations’ SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

To the end of 2019 we have spent approximately $437 million (approximately $392 million of capital and $45 million of SRF research and development costs) on implementation of the Elk Valley Water Quality Plan, including construction of the first active water treatment facility (AWTF) at our Line Creek Operations, treating up to 7.5 million litres per day. The second AWTF, at our Fording River Operations, with an expected capacity of 20 million litres per day, is under construction and scheduled to be completed in the fourth quarter of 2020. We have commenced construction of Elkview SRF Phase 2, which has a projected completion date in the fourth quarter of 2020, and in conjunction with Phase 1, will treat up to an additional 20 million litres per day. By the end of the fourth quarter 2020, we expect to have the capacity to treat up to 47.5 million litres per day.

Capital spending in 2020 on water treatment is expected to be approximately $290 million. The majority of the planned spend relates to the completion of our Fording River AWTF and Elkview Phase 2 SRF. In addition, we continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Over the following four years, from 2021 to 2024, we plan to invest an additional $350 to $400 million of capital to further increase water treatment capacity to 90 million litres per day by the end of 2024. In addition, during the same period we plan to spend approximately $85 million in
14     Teck Resources Limited 2019 Fourth Quarter News Release

capital on source control and calcite management and approximately $90 million on tributary-specific treatment. Capital spending in 2021 is expected to be similar to 2020 levels and is expected to decrease significantly in 2022 to 2024. Following the completion of both the Elkview SRF Phase 2 and the AWTF at Fording River Operations in 2020, the plan includes the construction of 30 million litres per day of additional SRF capacity at the north end of the Elk Valley and 12.5 million litres per day at our Line Creek Operations. The first phase of our next SRF at the north end of the Elk Valley is designed to treat 15 million litres per day and completion is expected in the first quarter of 2021.
Operating costs associated with water treatment were approximately $1.30 per tonne in 2019 and are projected to increase gradually over the long-term to approximately $3 per tonne as additional AWTFs and SRFs become operational. After 2024, ongoing capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas. Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, or predation or other natural causes, and to develop a response plan. Until the results of this additional work are available and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue through the first quarter. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.
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COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Copper price (realized – US$/pound)	$2.70	$2.80	$2.73	$2.97
Production (000’s tonnes)[3]	71	73	297	294
Sales (000’s tonnes)[3]	75	72	301	292
Gross profit, before depreciation and amortization1 2	$239	$259	$1,080	$1,355
Gross profit	$130	$138	$617	$877
Property, plant and equipment expenditures	$480	$302	$1,565	$689

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.

Performance

Gross profit from our copper business unit was $130 million in the fourth quarter compared with $138 million a year ago. Gross profit before depreciation and amortization from our copper business unit decreased by $20 million compared with a year ago (see table below) due to lower copper prices, reduced by-product contributions from molybdenum and zinc due to lower prices and reduced sales volumes, and the impact of the labour strike at Carmen de Andacollo. These items were partially offset by increased production from Highland Valley Copper, reduced unit operating costs and lower inventory write-downs compared to the same period last year.

Copper production in the fourth quarter decreased by 3% from a year ago primarily due to the labour action at Carmen de Andacollo. The strike caused the suspension of operations between October 14 and December 5, 2019, resulting in approximately 9,000 tonnes of lost production. This was offset by increased production from Highland Valley Copper as a result of higher copper grades and recoveries. Our total cash unit costs(1) (2) before cash margins for by-products in the fourth quarter decreased by US$0.18 per pound to US$1.58 per pound due to a greater proportion of production from Highland Valley Copper compared with a year ago. Lower molybdenum and zinc sales volumes and prices resulted in substantially lower cash margins for by-products. As a result, net cash unit costs(1) (2) were US$1.34 per pound compared with US$1.28 per pound in the fourth quarter last year.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
(3)
16     Teck Resources Limited 2019 Fourth Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,
As reported in the fourth quarter of 2018	$259
Increase (decrease):
Copper price realized	(22)
Sales volumes	9
Unit operating costs	37
Co-product and by-product contribution	(47)
Inventory write-downs (2019 – $20 million charge. 2018 –$41 million charge)	21
Labour settlement and strike costs	(18)
Net decrease	(20)
As reported in current quarter	$239

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $480 million, including $70 million for sustaining capital and $355 million for project development expenditures for QB2. Capitalized stripping costs were $45 million in the fourth quarter, $7 million higher than a year ago.

Markets

Tightness in the copper concentrate market continued into the fourth quarter with annual negotiated terms being reported at the lowest levels in a decade. Mine disruptions affected production in 2019 with global mine production estimates showing a decrease over 2018 levels. At the same time, the commissioning of new smelting capacity in China continued to increase and previously installed capacity continued to ramp up during the quarter.

The copper market remained under pressure during the fourth quarter from macroeconomic concerns and global trade disputes. Copper prices were relatively flat during the quarter and remained below the annual average price. Concerns over global trade disputes appear to be moderating as we move into 2020 and stronger demand growth combined with a challenging supply environment should be supportive of copper prices in 2020. We believe the fundamentals for the global copper market remain supportive over the long-term, as copper will play an important role in the new energy economy while the development of new supplies of copper around the world will remain challenging.

London Metal Exchange (LME) copper prices in the fourth quarter of 2019 averaged US$2.67 per pound, down 5% from the same quarter a year ago. For the year, copper prices averaged US$2.72 per pound, down 8% from 2018. Global exchange stocks fell 113,000 tonnes in the quarter and fell 35,000 tonnes on the year. Global exchange stocks ended the quarter at just over 300,000 tonnes or 4.6 days of global consumption with LME stocks at 146,000 tonnes, NYMEX stocks at 31,000 tonnes and Shanghai Futures Exchange (SHFE) stocks at 124,000 tonnes.

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Operations

Highland Valley Copper

Copper production of 33,500 tonnes in the fourth quarter was 10,800 tonnes higher than a year ago mainly due to substantially higher copper grades and improved mill recoveries partially offset by lower mill throughput. Molybdenum production of 1.4 million pounds was 31% lower than a year ago primarily due to lower grades and mill throughput.

Operating costs before changes in inventory in the fourth quarter were $153 million, 4% lower than a year ago due to lower tailings dam costs.

Copper production is expected to increase in 2020 compared to 2019 due to higher recoveries from improving ore characteristics, the realization of additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21TM innovation-driven business transformation program and continued ramp-up of the additional D3 ball mill.

Copper production in 2020 is anticipated to be between 133,000 and 138,000 tonnes, with lower production in the first half of 2020. Annual copper production from 2021 to 2023 is expected to be between 155,000 and 165,000 tonnes per year. Copper production is anticipated to average about 150,000 tonnes per year after 2023, through to the end of the current mine plan in 2027. Molybdenum production in 2020 is expected to be between 4.5 million to 5.5 million pounds contained in concentrate, with annual production expected to be between 3.5 million to 5.0 million pounds per year afterwards.

Antamina

Copper production (100% basis) of 111,400 tonnes in the fourth quarter was 6,600 tonnes lower than a year ago primarily due to lower copper grades and recovery, partially offset by higher throughput. Antamina processed more copper-only ore and similar quantities of copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 64% copper-only ore and 36% copper-zinc ore, compared with 61% and 39%, respectively, a year ago. Zinc production decreased 7% from last year to 79,100 tonnes (100% basis) due mainly to lower grades and recoveries.

Operating costs before changes in inventory in the fourth quarter were US$64 million (22.5% share), similar to a year ago.

Our 22.5% share of 2020 production at Antamina is expected to be in the range of 88,000 to 92,000 tonnes of copper, 100,000 to 105,000 tonnes of zinc and approximately 2.0 million pounds of molybdenum in concentrate. Our share of annual copper production is expected to average 90,000 tonnes from 2021 to 2023. The higher zinc production in 2020 is a result of mine sequencing, and is expected to gradually decrease beyond 2020. Our share of zinc production is expected to be between 90,000 and 100,000 tonnes per year during 2021 to 2023, although annual production may fluctuate due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 to 3.0 million pounds between 2021 and 2023.

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Carmen de Andacollo

Copper production of 6,900 tonnes in the fourth quarter was 10,100 tonnes lower than a year ago due to strike action by the Workers Union, which caused the suspension of operations from October 14 to December 5, 2019. On December 5, the union ratified a new 36-month collective agreement and operations resumed.

Operating costs before changes in inventory in the fourth quarter were US$27 million lower than a year ago, primarily due the suspension of operations, partially offset by a one-time labour settlement cost of US$6 million.

Copper grades are expected to continue to decline towards reserve grades in 2020 and future years. Carmen de Andacollo’s production in 2020 is expected to be in the range of 57,000 to 62,000 tonnes of copper, including approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to average between 55,000 and 60,000 tonnes for 2021 to 2023. Cathode production is uncertain past 2020, although there is some potential to extend production.

Quebrada Blanca

Copper cathode production in the fourth quarter was 5,200 tonnes compared with 6,000 tonnes a year ago. Mining equipment and personnel continued to support QB2 construction activities.

Excluding changes to inventory and inventory write-down provisions, operating costs were US$7 million lower than a year ago, primarily due to continued ramp-down of operations as the cathode operation nears the end of production.

During the quarter, a US$15 million inventory write-down was recorded due to higher expected unit costs as cathode production declines and the operation nears the end of its life. We also recorded a non-cash, pre-tax asset impairment charge of US$23 million related to remaining assets of the cathode operations.

Cathode production is expected to continue until late 2020 at declining production rates as leaching of dump leach material and secondary extraction continues. We expect copper cathode production of approximately 7,000 to 8,000 tonnes in 2020.

Cost of Sales

Total cash unit costs of product sold in the fourth quarter, before cash margins for by-products, of US$1.58 per pound, were US$0.18 per pound lower than the same period a year ago. This was primarily the result of a greater proportion of production from Highland Valley Copper compared with a year ago.

19     Teck Resources Limited 2019 Fourth Quarter News Release

Cash margin for by-products(1) (2) was US$0.24 per pound compared with US$0.48 per pound in the same period a year ago. This was primarily due to lower molybdenum and zinc prices and substantially lower molybdenum sales volumes. The resulting net cash unit costs(1) (2) for copper, after cash margin for by-products, of US$1.34 per pound were US$0.06 higher than US$1.28 in the same period a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2019	2018	2019	2018

Adjusted cash cost of sales1 2	$1.40	$1.56	$1.49	$1.55
Smelter processing charges	0.18	0.20	0.19	0.19
Total cash unit costs1 2	$1.58	$1.76	$1.68	$1.74
Cash margins for by-products1 2	(0.24)	(0.48)	(0.29)	(0.51)
Net cash unit costs1 2	$1.34	$1.28	$1.39	$1.23

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We expect 2020 copper production to be in the range of 285,000 to 300,000 tonnes, similar to 2019 production levels. Improving throughput and recoveries at Highland Valley Copper as well as resumed operations at Carmen de Andacollo are expected to largely offset declines at Antamina and Quebrada Blanca.

In 2020, we expect our copper total cash unit costs to be in the range of US$1.55 to US$1.65 per pound before cash margins for by-products, slightly lower than 2019 levels. Copper net cash unit costs are expected to be in the range of US$1.25 to US$1.35 per pound after cash margins for by-products based on current production plans, by-product prices and exchange rates, a decrease from 2019.

We expect copper production to be in the range of 300,000 to 315,000 tonnes from 2021 to 2023, excluding QB2, which is expected to add substantially to our overall copper production in 2022.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
20     Teck Resources Limited 2019 Fourth Quarter News Release

Copper Development Projects
Quebrada Blanca Phase 2

There are currently over 7,500 people actively working across the six major construction areas on the project, with all major contractors progressing in the field. With earthworks and concrete well advanced, the project has commenced steel erection and the placement of mechanical equipment including the first grinding mill. In addition, construction of the tailings dam facility and pipelines is progressing. Although the project continues to target first production in the fourth quarter of 2021 with ramp-up to full production expected during 2022, there have been delays in the schedule primarily due to permitting and social unrest in Chile, which will also affect cost. A new baseline schedule is being developed in conjunction with an updated capital cost estimate for the first quarter of 2020.

Drilling and engineering studies for the QB3 project are ongoing. In support of our cost reduction program, we are delaying the start of the prefeasibility study and will continue with targeted development trade-off analysis. The project continues to explore opportunities to more than double the production capacity in order to leverage the extensive resources beyond QB2.

Other Copper Projects

During the quarter, NuevaUnión continued to advance its feasibility study, which will be completed during the first quarter of 2020. Work in 2020 will focus on a review of study results and assessment of optimization opportunities.

Teck and our partners continue to advance the development of five substantial base metals projects, Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek; collectively referred to as the Project Satellite assets. Work in 2020 at Zafranal will focus on advancing permitting efforts, whereas San Nicolás and Galore Creek efforts will be focused on advancing prefeasibility study work and associated environmental and social baseline studies.

As a result of current market conditions and our focus on optimization work, expenditures on NuevaUnión and the Satellite assets are expected to be significantly reduced in 2020. Our 2019 capital expenditures for the Satellite assets were $78 million and funding to NuevaUnión, which is accounted for as an equity investment, was $67 million. Capital expenditures in 2020 for the Satellite assets are expected to be $38 million and funding to NuevaUnión is expected to be $17 million.

21     Teck Resources Limited 2019 Fourth Quarter News Release

ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Zinc price (realized – US$/pound)	$1.07	$1.22	$1.13	$1.30
Production (000’s tonnes)
Refined zinc	66	75	287	303
Zinc in concentrate[1]	131	169	572	613
Sales (000’s tonnes)
Refined zinc	60	75	284	304
Zinc in concentrate[1]	173	184	581	551
Gross profit before depreciation and amortization2 3	$185	$278	$831	$1,085
Gross profit	$120	$206	$601	$869
Property, plant and equipment expenditures	$78	$126	$262	$372

Notes:
1.	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit from our zinc business unit was $120 million in the fourth quarter compared with $206 million a year ago. Gross profit before depreciation and amortization from our zinc business unit decreased by $93 million compared with a year ago (see table below) primarily due to lower zinc prices and higher smelter processing charges. The electrical equipment failure in August contributed to a 10% reduction in refined zinc production and negatively affected profit at Trail Operations in the fourth quarter.

At Red Dog, zinc and lead production in the fourth quarter declined by 18% and 2%, respectively, compared to a year ago. The lower production was mainly due to reduced mill throughput as a result of planned mill shutdowns related to work to increase the installed power of the SAG mill motors as part of the ongoing VIP2 mill enhancement project. At our Trail Operations, production of refined zinc was 10% lower than a year ago as a result of the electrical equipment failure in the zinc refinery earlier this year, while lead production increased to 17,000 tonnes compared with 10,000 tonnes last year. Lead production was lower last year due to the planned major maintenance shutdown of the KIVCET smelter.

22     Teck Resources Limited 2019 Fourth Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization in our zinc business unit for the quarter.
Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,
As reported in the fourth quarter of 2018	$278
Increase (decrease):
Zinc price realized	(47)
Smelter processing charges	(29)
Sales volumes	(15)
Unit operating costs	(17)
Royalties	17
Pend Oreille	(6)
Other	4
Net decrease	(93)
As reported in current quarter	$185

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures include $42 million for sustaining capital, of which $22 million relates to our Trail Operations and $17 million relates to Red Dog.

Markets

The zinc concentrate market remained in surplus during the fourth quarter with spot treatment charges rising slightly, but remaining relatively stable as Chinese smelters increased their production rates. Mine production globally remains under pressure as high-cost mines struggle to maintain margins with low zinc prices and higher treatment charges.

The refined zinc market improved slightly in the fourth quarter with prices up in October and November before falling again in December. The global zinc market remains under pressure due to a slowdown in manufacturing and a destocking in the automotive sector. The market for zinc metal should continue to improve as its use in protecting steel against corrosion and increasing the useful life of infrastructure and automobiles in developed and developing markets is expected to continue to grow.

LME zinc prices averaged US$1.08 per pound in the fourth quarter of 2019, a decline of 9% compared with the same quarter last year. Year to date, total global exchange inventories are down 72,000 tonnes to an estimated 2.1 days of global consumption, or only 79,000 tonnes. London Metal Exchange inventories are down 78,000 tonnes year to date to 51,000 tonnes and Shanghai Metal Exchange Stocks are up 8,000 tonnes from the beginning of the year to 28,000 tonnes.

Operations

Red Dog

Zinc sales of 173,600 tonnes in the fourth quarter were above our guidance of 160,000 to 165,000 tonnes. Offsite zinc inventory available for sale from January 1, 2020 was approximately
23     Teck Resources Limited 2019 Fourth Quarter News Release

264,000 tonnes of contained metal. We currently expect sales of zinc contained in concentrate in the range of 135,000 to 140,000 tonnes in the first quarter of 2020, in line with the normal seasonal pattern of sales. There was 3,000 tonnes of offsite contained lead inventory for sale as of January 1, 2020, as most of the material shipped in 2019 was sold.
Zinc production of 131,100 tonnes in the fourth quarter was 18% lower than a year ago as lower mill throughput was partially offset by higher zinc grades. Mill throughput was lower primarily as a result of planned mill shutdowns related to work to increase the installed power of the SAG mill motors as part of the ongoing VIP2 mill enhancement project.
Operating costs before inventory changes in the fourth quarter were US$71 million, 4% lower than a year ago due to lower consumables as a result of lower mill throughput and lower administration costs.

Higher throughput is expected to partially offset lower grades in 2020 as we complete the VIP2 mill enhancement project and continue the implementation of mill analytics as part of our RACE21TM innovation-driven business transformation program. Production is expected to be lower in the first quarter due to both lower grades and VIP2 commissioning activities.

Red Dog’s production of contained metal in 2020 is expected to be in the range of 500,000 to 535,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2021 to 2023, Red Dog’s production of contained metal is expected to be in the range of 500,000 to 540,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead per year.

We are implementing an increased number of tailings and water-related projects in 2020 to manage increased precipitation and water levels at the Red Dog mine. The frequency of extreme weather events has been increasing and these projects are aimed at ensuring that we can continue to optimize the asset and avoid any potential constraints on production in the future.

Trail Operations

Refined zinc production of 66,900 tonnes in the fourth quarter was 10% lower than a year ago due to an electrical equipment failure in the zinc refinery at the end of August. Repairs relating to the electrical equipment failure were completed by the end of November, ahead of schedule, and zinc production has since returned to normal levels.

Refined lead production in the fourth quarter of 17,000 tonnes was 7,000 tonnes higher than in the same period last year due to the planned major maintenance shutdown of the KIVCET smelter in 2018.

Silver production increased to 3.7 million ounces compared with 1.0 million ounces a year ago as a result of higher availability of the KIVCET smelter in 2019.

Operating costs before changes in inventory in the fourth quarter were similar to a year ago at $123 million.

In 2020, we expect Trail Operations to produce 305,000 to 315,000 tonnes of refined zinc and approximately 60,000 to 70,000 tonnes of refined lead. Zinc production from 2021 to 2023 is expected to increase slightly to 310,000 to 315,000 tonnes, while lead production is expected to remain similar at 65,000 to 70,000 tonnes.
24     Teck Resources Limited 2019 Fourth Quarter News Release

Pend Oreille
Mining and concentrate production was suspended on July 31, 2019 and the mine was placed on care and maintenance. As a result of the suspension of operations, there was no production during the fourth quarter.

Cost of Sales

Total cash unit costs of product sold in the fourth quarter for our zinc mining operations, before cash margins for by-products, of US$0.50 per pound were US$0.05 per pound higher than a year ago, primarily due to historically low smelter processing charges in 2018. Net cash unit costs for zinc, after cash margins for by-products, of US$0.36 per pound were US$0.08 higher than a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2019	2018	2019	2018

Adjusted cash cost of sales1 2	$0.27	$0.29	$0.30	$0.30
Smelter processing charges	0.23	0.16	0.21	0.19
Total cash unit costs1 2	$0.50	$0.45	$0.51	$0.49
Cash margins for by-products1 2	(0.14)	(0.17)	(0.17)	(0.18)
Net cash unit costs1 2	$0.36	$0.28	$0.34	$0.31

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We expect zinc in concentrate production in 2020, including co-product zinc production from our copper business unit, to be in the range of 600,000 to 640,000 tonnes. We expect lead production from Red Dog to be in the range of 95,000 to 100,000 tonnes.

In 2020, we expect our zinc total cash unit costs to be in the range of US$0.55 to US$0.60 per pound before margins for by-products and net cash unit costs to be US$0.40 to US$0.45 per pound after cash margins for by-products based on current production plans, by-product prices and exchange rates. Net cash unit costs at Red Dog are expected to increase in 2020 due primarily to lower production and increased smelter processing charges for both zinc and lead, as well as lower expected by-product prices. Net cash unit costs are expected to vary significantly throughout the year, in line with normal seasonal patterns, with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters.

For the 2021 to 2023 period, we expect total zinc in concentrate production to be in the range of 590,000 to 640,000 tonnes.

25     Teck Resources Limited 2019 Fourth Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1 2
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Blended bitumen price (realized US$/bbl)3 4	$41.20	$20.89	$45.20	$35.12
Bitumen price (realized CAD$/bbl)3 4	$44.29	$8.98	$52.21	$32.81
Operating netback (CAD$/bbl)3 4	$0.76	$(27.13)	$11.85	$(10.95)
Production (million bitumen barrels)	3.2	3.6	12.3	6.8
Production (average barrels per day)	34,619	38,791	33,593	31,955
Sales (million blended bitumen barrels)	3.8	4.5	16.0	8.8
Gross profit (loss) before depreciation and amortization3 4	$3	$(126)	$144	$(106)
Gross profit (loss)	$(31)	$(152)	$10	$(165)

Notes:
1.	Fort Hills financial results included from June 1, 2018.
2.	Fort Hills figures presented at our ownership interest of 21.3%.
3.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
4.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

We incurred a gross loss of $31 million from our energy business unit in the fourth quarter compared with $152 million a year ago. Gross profit before depreciation and amortization from our energy business increased by $129 million from a loss of $126 million a year ago (see table below) primarily due to higher realized prices. Despite the Government of Alberta’s mandatory production curtailments being in place throughout 2019, both production and unit operating costs remained within our annual guidance for the year.

Realized prices and operating results in the fourth quarter of 2018 were significantly affected by a material decline in global benchmark crude oil prices and the widening of Canadian heavy blend differentials for WCS. As a result, we recorded inventory write-downs of approximately $34 million during the fourth quarter of 2018. In addition, the Government of Alberta announced mandatory production curtailments that came into effect on January 1, 2019.

Our 21.3% share of bitumen production from Fort Hills decreased by 4,172 barrels per day in the fourth quarter compared to last year and remains lower than design capacity, primarily due to the continued mandatory production curtailments. The effect of the curtailments was partially offset by the purchase of 2,621 barrels per day of curtailment credits from other producers during the quarter.

Adjusted operating costs(1) (2) were $32.55 per barrel in the fourth quarter of 2019, compared to $26.91 per barrel in the same period last year, reflecting the impact of lower volumes in the current period. Operations also advanced overburden stripping to take advantage of winter conditions, resulting in higher costs in the quarter.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
26     Teck Resources Limited 2019 Fourth Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:
Gross Profit (Loss) Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31
As reported in fourth quarter of 2018	$(126)
Increase (decrease):
Bitumen price realized	103
Sales volumes	8
Unit operating costs	(17)
Inventory write-down (2018)	34
Non-proprietary income (expense), net	1
Net increase	129
As reported in current quarter	$3

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

During the fourth quarter, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $1.2 billion as a result of lower market expectations for future WCS heavy oil prices.
The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital.

Fort Hills continues to assess the potential to de-bottleneck and expand its production capacity. The focus on de-bottlenecking opportunities will be on those that would require minimal or no capital. This, along with longer-term opportunities, has the potential to increase Fort Hills’ production capacity by up to 20,000 to 40,000 barrels per day of bitumen on a 100% basis.

Our share of Fort Hills’ capital expenditures in the quarter was $37 million, primarily related to tailings infrastructure projects.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the fourth quarter, NYMEX WTI averaged US$56.96 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of NYMEX WTI less US$15.83 per barrel, for a WCS blend value of US$41.13 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$4.58 per barrel, for a WCS blend value of US$52.38 per barrel.

27     Teck Resources Limited 2019 Fourth Quarter News Release

Operating Netback
The table below summarizes our Fort Hills operating netback:

	Three months ended December 31,		Year ended December 31,
(Amounts reported in CAD$ per barrel of bitumen sold)	2019	2018	2019	2018[3]

Bitumen price realized1 2 4	$44.29	$8.98	$52.21	$32.81
Crown royalties[5]	(1.27)	(0.98)	(1.50)	(2.04)
Transportation costs for FRB[6]	(9.71)	(8.22)	(9.62)	(8.83)
Adjusted operating costs1 2 7	(32.55)	(26.91)	(29.24)	(32.89)
Operating netback1 2	$0.76	$(27.13)	$11.85	$(10.95)

Notes:
1.	Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further details.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.	Fort Hills financial results included from June 1, 2018.
4.
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
5.
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.

6.
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

7.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation.

Outlook

The Government of Alberta maintained its mandatory production curtailment to the end of December 2020, with the option to terminate earlier. Due to wider Canadian heavy crude oil differentials and higher than expected inventory levels at the beginning of the year, there continues to be uncertainty around the effect and duration of the mandatory production curtailments. We therefore expect our 2020 share of bitumen production to be the same as 2019 at 33,000 to 38,000 barrels per day (12 to 14 million barrels annualized).

Adjusted operating costs are expected to be $26 to $29 per barrel for 2020 and are also impacted by the continued mandatory production curtailments.

Frontier Project

In the fourth quarter, as a result of lower market expectations for WCS heavy oil prices, we reviewed our energy assets for impairment. As noted above, for our interest in Fort Hills, we determined that the reduction in WCS heavy oil prices was an indicator of impairment and we recorded an impairment in the fourth quarter.

For our other oil sands assets which are in the exploration and evaluation stage, we continue to evaluate project development scenarios.

28     Teck Resources Limited 2019 Fourth Quarter News Release

Our largest oil sands property is the Frontier oil sands project (100% interest), located in Northern Alberta. In 2011, we submitted an Environmental Impact Assessment and the Report of the Joint Review Panel was issued on July 25, 2019, and all major provincial approvals have been issued for the Project. A federal decision statement on whether the project will be approved is expected by the end of February 2020. The project economics as submitted do not reflect our subsequent efforts to optimize the project. Further evaluation of optimization opportunities including improvements to project technology and other operational improvements are ongoing and we believe will confirm that the project will be technically feasible and commercially viable. Assuming a positive federal decision statement, we intend to pursue further optimization studies and have not identified an impairment indicator as at December 31, 2019. A negative decision would result in an impairment of approximately $1.13 billion in the quarter in which the decision is received.

RACE21TM

Performance

In May 2019 we began implementing RACE21™; our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results and EBITDA between now and 2021.

We announced an initial target for RACE21™ to implement projects that would generate $150 million in annualized EBITDA improvements by the end of 2019 using commodity prices in effect at the end of May 2019. We exceeded that initial target and have implemented projects at the end of 2019 aimed at achieving $184 million in annualized EBITDA improvements based on commodity prices in effect on May 31, 2019(1). This is equivalent to annualized EBITDA improvements of $160 million if December 31, 2019(1) commodity prices are used, which were substantially lower than May 31, 2019 prices.

RACE21™ currently includes approximately 30 projects, distributed across our operations, which is larger than initially planned due to the success of early initiatives. These projects are primarily focused on the development and implementation of data analytics to improve throughput and yield at our processing plants as well as mining analytics and predictive maintenance programs to improve the performance and cycle times of our mobile equipment fleets. The contribution of these projects to the total annualized EBITDA improvement is approximately 65% from the application of data analytics at our processing facilities, 25% from analytics of our mining processes and 10% from improvements in maintenance through the application of machine learning. The value for these projects is approximately 75% from our copper and zinc business units and 25% from our steelmaking coal business unit.

Note:
(1)
Commodity prices in effect on May 31, 2019 were US$204 per tonne for steelmaking coal, US$2.62 per pound for copper, US$1.22 per pound for zinc and an exchange rate of CAD$1.35 to US$1.00. Commodity prices in effect at December 31, 2019 were US$136.50 per tonne for steelmaking coal, US$2.79 per pound for copper, US$1.04 per pound for zinc and an exchange rate of CAD$1.30 and are assumed to remain in effect for the balance of 2020.

29     Teck Resources Limited 2019 Fourth Quarter News Release

Major applications of technology to realize value include:

•
At our Highland Valley Copper Operations and our Red Dog Operations, we implemented artificial intelligence to analyze sensor data from the processing plant and provide automated recommendations to plant operators to maximize efficiency across grinding and flotation, leading to improved throughput and recoveries. At Highland Valley Copper this, together with blasting improvements, resulted in throughput improvement of approximately 2.5% and copper recovery improvement of approximately 2%, which is expected to result in an estimated annual increase in copper production of approximately 8,000 tonnes from 2020 onward. At Red Dog, this resulted in throughput improvements of approximately 5%, which is expected to result in an estimated annual increase in zinc production of approximately 24,000 tonnes from 2020 onward.

Moving forward, these digital innovations are expected to be more broadly implemented across Teck’s base metals and steelmaking coal processing facilities.

•
At our steelmaking coal operations, we implemented machine learning algorithms to analyze haul truck data to improve haul truck cycle times. This project gathers sensor data from trucks to identify factors affecting cycle times including road conditions, operator performance, truck speeds, queues and other metrics in order to provide data-driven recommendations to improve cycle times. This results in additional truck hours and could increase our steelmaking coal production.

•
At our steelmaking coal operations, we are analyzing data from digitally connected drill platforms to improve the efficiency of blasting. This results in optimized drill hole placement, a 10—15% reduction in explosives use and material that is easier for shovels to move. We are using a similar process at our base metals operations to optimize the size of the ore and improve mill throughput.

These EBITDA improvements are reflected in our 2020 guidance.

The one-time investment for implementation of RACE21TM in 2019 was $55 million, of which approximately $10 million of the spend is attributed to positioning the program for growth in 2020. The annualized benefits are expected to be ongoing. This is an increase from the expected one-time investment of $45 million announced in the second quarter, reflecting the additional value creation and expansion of the program.

Outlook

In 2020, we plan to expand the projects implemented already more broadly across our operations, as appropriate, and to identify and implement additional projects to generate new value in our business.

Based on the success of the initial implementation, we are targeting an additional $350 million in annualized EBITDA improvements by the end of 2020, based on commodity prices at December 31, 2019, and a further $500 million of annualized EBITDA through 2021, for a cumulative total of $1.0 billion in ongoing annualized EBITDA improvements by the end of 2021.

The approach to capturing this value will be based on aligning investment with expected EBITDA improvements. Our next phase of investment is expected to require an investment of $140 million
30     Teck Resources Limited 2019 Fourth Quarter News Release

to support our value improvement targets. Individual RACE21™ projects will be evaluated and advanced based on their potential value creation merits and considered in the context of our capital allocation framework.
Our ability to achieve the expected EBITDA improvements from the RACE21™ projects depends on the projects achieving the expected production and operating results, including cost reductions, the ability of our transportation service providers to move additional product to market, future commodity prices and exchanges rates and various other factors.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $185 million in the fourth quarter compared with $82 million a year ago. Significant items included $85 million of environmental costs, primarily relating to additional decommissioning and restoration provisions at certain closed operations, $30 million for take or pay contract costs and $8 million of negative settlement pricing adjustments.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2019 and September 30, 2019.

	Outstanding at		Outstanding at
	December 31, 2019		September 30, 2019
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	65	2.80	105	2.61
Zinc	239	1.04	230	1.06

Our finance expense of $53 million in the fourth quarter decreased by $15 million from a year ago. Our finance expense includes the interest expense on our debt, advances to QBSA from SMM/SC, and lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the decrease in our finance expense is a reduction in interest due to lower outstanding debt balances and a higher amount of interest capitalized against our development projects including $64 million for QB2.

Income Taxes

Recovery for income and resource taxes was $325 million in the fourth quarter, or 26% of pre-tax loss. Our effective tax rate this quarter was significantly impacted by the asset impairment charges recorded in the fourth quarter. Excluding these charges, the provision for income and resource taxes in the fourth quarter would have been $57 million, or 37% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher taxes in some foreign jurisdictions. Due to available tax pools, we are not currently subject to cash income taxes in Canada. We remain subject to cash resources taxes in Canada and cash taxes in foreign jurisdictions.

31     Teck Resources Limited 2019 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31,		December 31,
	2019		2018

Term notes	$3,209		$3,809
Unamortized fees and discounts	(31)		(31)
Lease liabilities	518		248
Other	26		20
Debt (US$ in millions)	$3,722		$4,046

Debt (Canadian $ equivalent)[1] (A)	$4,834		$5,519
Less cash balances	(1,026)		(1,734)
Net debt[2] (B)	$3,808		$3,785
Equity (C)	$23,018		$23,018
Debt to debt-plus-equity ratio[2] (A/(A+C))	17%		19%
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	14%		14%
Debt to EBITDA ratio2 3	1.9	x	0.9	x
Net debt to EBITDA ratio2 3	1.5	x	0.6	x
Average interest rate	5.6%		6.1%

Notes:
1.	Translated at period end exchange rates.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $5.8 billion including $532 million in cash, of which $270 million is in Chile for the development of the QB2 project. At December 31, 2019, the principal balance of our public notes was US$3.2 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our net debt to capitalization ratio(1) (2) not to exceed 60%. That ratio was 14% at December 31, 2019.

We maintain a US$4.0 billion committed revolving credit facility, which was undrawn at December 31, 2019. In addition to other minor amendments, the facility’s maturity date was recently extended to November 2024.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
32     Teck Resources Limited 2019 Fourth Quarter News Release

We also have various other uncommitted credit facilities, standby letters of credit, and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.5 billion at December 31, 2019. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.
During the quarter, we closed the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. With funding from the project financing and the partnering transaction with SMM/SC, our next contributions to project capital are not expected until early 2021.

Capital Allocation

During 2019, we returned $111 million to shareholders through our annual base dividend of $0.20 per share. We also purchased approximately 24.4 million Class B subordinate voting shares under our normal course issuer bid. Of the $600 million for share repurchases announced in 2019, approximately $393 million was completed in 2019 with the balance of approximately $207 million expected to be completed in 2020.

In the second quarter of 2019, we released our updated capital allocation framework which describes how we allocate funds for sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This updated framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of the preceding year’s available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow as cash flow from operating activities after cash tax, cash interest and, and distributions to non-controlling interests less: (i) sustaining capital (including capitalized stripping); (ii) committed enhancement and growth capital; (iii) any adjustments required to the capital structure to maintain solid investment grade credit metrics; and (iv) our base $0.20 per share annual dividend. Proceeds from divestments and partnering proceeds may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchase and/or supplemental dividends depending on market conditions at the relevant time.

Based on available cash flow in 2019 as defined under the capital allocation framework, we do not plan to make any further supplemental shareholder distributions related to 2019 performance, other than the share repurchases previously announced.

Our results can be highly variable as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

Operating Cash Flow

Cash flow from operations in the fourth quarter of $782 million was $555 million lower than a year ago reflecting the substantial decline in steelmaking coal prices in the fourth quarter of 2019.

During the fourth quarter, changes in working capital items provided a source of cash of $210 million compared with $436 million a year ago. In the fourth quarter of each year, we typically realize a substantial source of cash from working capital decreases due to the seasonality of sales at our Red Dog Operations. Changes to working capital in the fourth quarter last year were
33     Teck Resources Limited 2019 Fourth Quarter News Release

higher than normal due to the timing of sales and cash receipts from our steelmaking coal business unit.
Investing Activities

Expenditures on property, plant and equipment were $883 million in the fourth quarter, including $355 million for the QB2 project, $275 million on sustaining capital and $198 million on major enhancement projects. The largest components of sustaining expenditures were $143 million at our steelmaking coal operations, $34 million at Antamina, $21 million at Highland Valley Copper and $22 million at our Trail Operations. Expenditures on the QB2 project were reduced as a result of the weaker Chilean peso.

Capitalized production stripping costs were $152 million in the fourth quarter compared with $173 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

Financing Activities

In 2019, we purchased 24.4 million Class B subordinate voting shares under our normal course issuer bid for $654 million, of which $148 million was spent in the fourth quarter. This represents approximately 79% of the $1.0 billion of share buy-backs previously authorized.

We paid a quarterly dividend of $0.05 per share, which totaled $27 million in the fourth quarter.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2019, $3.0 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, as well as pandemic concerns, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt. Further, we believe the long-term supply and demand balance for our products is favorable.

34     Teck Resources Limited 2019 Fourth Quarter News Release

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty has had a significant negative effect on the prices for our products this year. The extent and duration of impacts that the Coronavirus may have on demand and prices for our commodities, the availability of supplies and materials for our operations and development projects, employees and on global financial markets is not known at this time, but could be material. We are monitoring developments in order to be in a position to take appropriate action.
Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2020 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

	2020 Mid-Range	Change	Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates[1]		On Profit[2]	EBITDA[2]
			($ in millions)	($ in millions)
US$ exchange		CAD$0.01	$37	$58
Steelmaking coal (million tonnes)	24.0	US$1/tonne	$18	$28
Copper (000’s tonnes)	292.5	US$0.01/lb.	$5	$8
Zinc (000’s tonnes)[3]	930.0	US$0.01/lb.	$10	$13
WCS (million bbl)[4]	13.0	US$1/bbl	$12	$17
WTI [5]		US$1/bbl	$9	$12

Notes:
1.	All production estimates are subject to change based on market and operating conditions.
2.
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3.	Zinc includes 310,000 tonnes of refined zinc and 620,000 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.
Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

Financial Instruments and Derivatives

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into
35     Teck Resources Limited 2019 Fourth Quarter News Release

account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

In light of uncertain economic conditions, we implemented a company-wide cost reduction program in the third quarter of 2019 to reduce our operating costs and planned capital spending for the balance of 2019 and 2020, targeting reductions of approximately $500 million from previously planned spending through the end of 2020. Our targeted cost reductions do not include initiatives that would result in a reduction in the production volumes of our commodities or that could adversely affect the health and safety of our people.

Our company-wide cost reduction program contributed approximately $210 million of reductions in planned spending in 2019. We expect approximately $400 million of reductions from previously planned spending in 2020, of which approximately 45% is capital spending. This will increase our total targeted reductions to approximately $610 million, compared to the $500 million previously disclosed.

To achieve our targeted cost reductions, we are eliminating approximately 500 full-time equivalent positions, some of which we expect to come from attrition, the expiry of temporary or contract positions and current job vacancies.

The following guidance for 2020 includes targeted reductions and deferrals of expenditures to be implemented under our company-wide cost reduction program.

As disclosed in the third quarter of 2019, we plan to complete some of our annual maintenance major plant outages earlier in 2020, reducing our steelmaking coal production in the first half of the year and increasing production in the second half of the year. The Neptune Bulk Terminals’ extended construction outage from May to September will also affect our quarterly cost of sales. As a result, we expect quarterly cost of sales per tonne to be higher in the first quarter of 2020 than the fourth quarter of 2019 with the lower production rates, and then decreasing in the fourth quarter of 2020 when we are back to near-full production levels. We expect our 2020 adjusted site costs of sales to be between $63 to $67 per tonne reflecting the extended construction outages to progress the Neptune Bulk Terminal facility upgrades combined with the logistics chain challenges in January and early February.

36     Teck Resources Limited 2019 Fourth Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2019, our current guidance for production in 2020 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, bitumen, molybdenum and refined silver)	2019	2020 Guidance	Three-Year Guidance 2021 – 2023

PRINCIPAL PRODUCTS
Steelmaking coal (million tonnes)	25.7	23.0 – 25.0	26.0 – 27.0
Copper1 2 3
Highland Valley Copper	121.3	133 – 138	155 – 165
Antamina	100.9	88 – 92	90
Carmen de Andacollo	54.0	57 – 62	55 – 60
Quebrada Blanca [5]	21.1	7 – 8	–
	297.3	285 – 300	300 – 315
Zinc1 2 4
Red Dog	552.4	500 – 535	500 – 540
Antamina	68.3	100 – 105	90 – 100
Pend Oreille	19.4	–	–
	640.1	600 – 640	590 – 640
Refined zinc
Trail Operations	287.4	305 – 315	310 – 315

Bitumen (million barrels)2 6
Fort Hills	12.3	12 – 14	14

OTHER PRODUCTS

Lead[1]
Red Dog	102.8	95 – 100	80 – 90
Refined lead
Trail Operations	69.0	60 – 70	65 – 70
Molybdenum (million pounds)1 2
Highland Valley Copper	6.6	4.5 – 5.5	3.5 – 5.0
Antamina	1.8	2.0	2.0 – 3.0
	8.4	6.5 – 7.5	5.5 – 8.0
Refined silver (million ounces)
Trail Operations	14.0	10 – 12	N/A

Notes:
1.	Metal contained in concentrate.
2.
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Excludes production from QB2 for three-year guidance 2021–2023.
6.	The 2021–2023 bitumen production guidance does not reflect potential near-term debottlenecking opportunities. See energy business unit for more information.

37     Teck Resources Limited 2019 Fourth Quarter News Release

Sales Guidance
The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2019	Q1 2020 Guidance

Steelmaking coal (million tonnes)	6.3	4.8 – 5.2
Zinc (000’s tonnes)[1]
Red Dog	174	135 – 140

Note:
1.	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2019 and our guidance for unit costs for selected principal products in 2020.

	2019	2020 Guidance

Steelmaking coal[1]
Adjusted site cost of sales[5]	$65	$63 – 67
Transportation costs	39	40 – 43
Inventory write-down	1	–
Unit costs[5] – CAD$/tonne	$105	103 – 110

Copper[2]
Total cash unit costs[5] (US$/lb.)	$1.68	$1.55 – 1.65
Net cash unit costs3 5 (US$/lb.)	1.39	1.25 – 1.35

Zinc[4]
Total cash unit costs[5] (US$/lb.)	$0.51	$0.55 – 0.60
Net cash unit costs3 5 (US$/lb.)	0.34	0.40 – 0.45

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$29.24	$26 – 29

Notes:
1.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2.
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Assumes a zinc price of US$1.05 per pound, a molybdenum price of US$11 per pound, a silver price of US$16 per ounce, a gold price of US$1,300 per ounce and a Canadian/U.S. dollar exchange rate of $1.32.

3.	After co and by-product margins.
4.
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Assumes a lead price of US$0.90 per pound, a silver price of US$16 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.

5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

38     Teck Resources Limited 2019 Fourth Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2019, and our capital expenditures guidance for 2020. Our 2020 guidance includes targeted reductions and deferrals of expenditures under our cost reduction program.

(Teck’s share in CAD$ millions)	2019	2020 Guidance
Sustaining
Steelmaking coal[1]	$403	$475
Copper	184	175
Zinc	138	160
Energy	45	100
Corporate	16	10
	$786	$920
Major Enhancement
Steelmaking coal[3]	$347	$530
Copper	46	50
Zinc	90	15
Energy	105	50
RACE21TM 2	6	85
	$594	$730
New Mine Development
Copper[4]	$115	$50
Zinc	32	5
Energy	41	25
	$188	$80
Total
Steelmaking coal	$750	$1,005
Copper	345	275
Zinc	260	180
Energy	191	175
Corporate	16	10
RACE21TM	6	85
	$1,568	$1,730
QB2 capital expenditures	1,220	2,420
Total before SMM and SC contributions	$2,788	$4,150
Estimated SMM and SC contributions to capital expenditures[5]	(1,035)	(660)
Estimated QB2 project financing draw	–	(1,760)
Total Teck spend	$1,753	$1,730

Notes:
1.	Steelmaking coal sustaining capital guidance includes $290 million of water treatment capital. 2019 includes $176 million of water treatment capital.
2.
RACE21TM capital expenditures for 2020 include $65 million relating to steelmaking coal, $5 million relating to copper, $5 million relating to zinc and the remainder relating to corporate projects. We also expect to spend approximately $70 million on RACE21TM for research and innovation expenses and intangible assets in 2020.

3.	Steelmaking coal major enhancement capital guidance includes $390 million relating to the facility upgrade at Neptune Bulk Terminals.
4.	Copper new mine development guidance for 2020 includes studies for QB3, Zafranal, San Nicolás and Galore Creek.
5.	Total SMM and SC contributions were $1.7 billion.
39     Teck Resources Limited 2019 Fourth Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping
(Teck’s share in CAD$ millions)	2019	2020 Guidance

Steelmaking coal	$443	$370
Copper	192	200
Zinc	45	55
	$680	$625

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,655	$3,035	$3,138	$3,106	$3,247	$3,209	$3,016	$3,092

Gross profit	460	787	1,051	1,042	1,011	1,009	1,241	1,360

EBITDA (loss)1 2	(755)	1,032	808	1,396	1,152	2,064	1,403	1,555

Profit (loss) attributable to shareholders	(891)	369	231	630	433	1,281	634	759

Basic earnings (loss) per share	$(1.62)	$0.66	$0.41	$1.11	$0.75	$2.23	$1.10	$1.32

Diluted earnings (loss) per share	$(1.62)	$0.66	$0.41	$1.10	$0.75	$2.20	$1.09	$1.30

Cash flow from operations	$782	$1,062	$1,120	$520	$1,337	$877	$1,105	$1,119

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

OUTSTANDING SHARE DATA

As at February 20, 2020, there were 539.5 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.1 million share options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2018 audited financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B subordinate voting shares during the period starting October 28, 2019 and ending October 27, 2020, representing approximately 7.3% of the outstanding Class B subordinate voting shares, or 8.2% of the public float, as at October 10, 2019. In the fourth quarter, we purchased approximately 6.9 million shares for $148 million.

Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.
40     Teck Resources Limited 2019 Fourth Quarter News Release

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B subordinate voting shares purchased on the TSX on any given day will not exceed 355,530 Class B subordinate voting shares, which is 25% of the average daily trading volume for the Class B subordinate voting shares on the TSX during the six-month period ended September 30, 2019 of 1,422,123, calculated in accordance with the TSX rules. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B subordinate voting shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

41     Teck Resources Limited 2019 Fourth Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

REVENUES
Steelmaking coal	$1,105	$1,674	$5,522	$6,349
Copper
Highland Valley Copper	260	196	1,005	941
Antamina	254	268	900	1,061
Carmen de Andacollo	37	121	394	488
Quebrada Blanca	41	48	170	224
	592	633	2,469	2,714
Zinc
Trail Operations	406	393	1,829	1,942
Red Dog	448	545	1,594	1,696
Pend Oreille	–	29	56	98
Other	2	2	8	8
Intra-segment revenues	(111)	(149)	(519)	(650)
	745	820	2,968	3,094
Energy[1]	213	120	975	407
TOTAL REVENUES	$2,655	$3,247	$11,934	$12,564

GROSS PROFIT (LOSS)
Steelmaking coal	$241	$819	$2,112	$3,040
Copper
Highland Valley Copper	70	3	196	164
Antamina	121	152	457	652
Carmen de Andacollo	(21)	27	23	121
Quebrada Blanca	(40)	(43)	(59)	(59)
Other	–	(1)	–	(1)
	130	138	617	877
Zinc
Trail Operations	(33)	(47)	(86)	16
Red Dog	168	256	696	864
Pend Oreille	–	1	(7)	(20)
Other	(15)	(4)	(2)	9
	120	206	601	869
Energy[1]	(31)	(152)	10	(165)
TOTAL GROSS PROFIT	$460	$1,011	$3,340	$4,621

Note:
1.	Fort Hills financial results included from June 1, 2018.
42     Teck Resources Limited 2019 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

OPERATING COSTS
Steelmaking coal	$405	$414	$1,622	$1,587
Copper
Highland Valley Copper	133	144	568	561
Antamina	78	61	240	213
Carmen de Andacollo	48	66	282	270
Quebrada Blanca	69	71	186	195
Other	–	1	–	1
	328	343	1,276	1,240
Zinc
Trail Operations	128	133	519	467
Red Dog	103	78	312	248
Pend Oreille	–	23	58	101
Other	17	6	10	(1)
	248	240	899	815
Energy[1]	96	125	362	257
Total operating costs	$1,077	$1,122	$4,159	$3,899

TRANSPORTATION COSTS
Steelmaking coal	$249	$255	$976	$975
Copper
Highland Valley Copper	10	8	42	37
Antamina	10	8	30	29
Carmen de Andacollo	3	7	23	25
Quebrada Blanca	–	1	2	3
	23	24	97	94

Zinc
Trail Operations	33	36	147	144
Red Dog	39	50	139	131
Pend Oreille	–	–	1	1
	72	86	287	276
Energy[1]	28	28	116	63
Total transportation costs	$372	$393	$1,476	$1,408

Note:
1.	Fort Hills financial results included from June 1, 2018.
43     Teck Resources Limited 2019 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$255	$252	$1,163	$1,240
Intra-segment purchases	(111)	(149)	(519)	(650)
	144	103	644	590
Energy1 2	86	93	353	193
Total raw material purchases	$230	$196	$997	$783
ROYALTY COSTS
Steelmaking coal	$3	$5	$20	$17
Copper
Antamina	2	7	16	25
Zinc
Red Dog	96	113	306	327
Pend Oreille	–	–	1	1
	96	113	307	328
Total royalty costs	$101	$125	$343	$370

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$207	$181	$792	$730
Copper
Highland Valley Copper	47	41	199	179
Antamina	43	40	157	142
Carmen de Andacollo	7	21	66	72
Quebrada Blanca	12	19	41	85
	109	121	463	478

Zinc
Trail Operations	23	19	86	75
Red Dog	42	48	141	126
Pend Oreille	–	5	3	15
	65	72	230	216
Energy[1]	34	26	134	59
Total depreciation and amortization	$415	$400	$1,619	$1,483
TOTAL COST OF SALES	$2,195	$2,236	$8,594	$7,943

Notes:
1.	Fort Hills financial results included from June 1, 2018.
2.	Includes diluent and non-proprietary blend purchases.
44     Teck Resources Limited 2019 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

Steelmaking coal	$81	$111	$443	$507
Copper
Highland Valley Copper	24	19	94	79
Antamina	20	18	91	77
Carmen de Andacollo	1	1	7	5
	45	38	192	161
Zinc
Red Dog	26	24	45	39
Total	$152	$173	$680	$707

45     Teck Resources Limited 2019 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
Steelmaking coal	2019	2018	2019	2018

Waste production (million BCM’s)	74.7	69.9	292.9	280.5
Clean coal production (million tonnes)	6.7	7.3	25.7	26.2

Clean coal strip ratio (waste BCM’s/coal tonnes)	11.1:1	9.6:1	11.4:1	10.7:1
Sales (million tonnes)	6.3	6.6	25.0	26.0

Highland Valley Copper

Tonnes mined (000's)	30,085	29,872	109,912	112,037
Tonnes milled (000's)	13,354	14,924	51,581	51,888

Copper
Grade (%)	0.30	0.20	0.28	0.25
Recovery (%)	83.2	77.6	83.1	78.6
Production (000's tonnes)	33.5	22.7	121.3	100.8
Sales (000's tonnes)	33.3	20.8	123.8	102.6
Molybdenum
Production (million pounds)	1.4	2.0	6.6	8.7
Sales (million pounds)	1.4	2.7	6.7	9.0

Antamina

Tonnes mined (000's)	63,224	62,850	239,417	242,407
Tonnes milled (000's)
Copper-only ore	8,715	7,917	29,998	29,333
Copper-zinc ore	4,923	4,994	21,091	21,914
	13,638	12,911	51,089	51,247
Copper[1]
Grade (%)	0.97	1.02	1.00	0.97
Recovery (%)	87.9	90.8	88.4	90.1
Production (000's tonnes)	111.4	118.0	448.5	446.1
Sales (000's tonnes)	134.9	125.3	449.9	439.9

Zinc[1]
Grade (%)	1.88	1.91	1.69	2.15
Recovery (%)	85.3	86.1	84.8	87.7
Production (000's tonnes)	79.0	85.3	303.3	409.3
Sales (000's tonnes)	83.8	92.0	303.7	413.4

Molybdenum
Production (million pounds)	3.5	2.7	7.8	10.2
Sales (million pounds)	2.7	3.6	6.4	10.9

Note:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

46     Teck Resources Limited 2019 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Carmen de Andacollo	2019	2018	2019	2018

Tonnes mined (000’s)	2,864	6,370	20,763	24,140
Tonnes milled (000’s)	2,043	4,925	14,987	18,466
Copper
Grade (%)	0.39	0.40	0.39	0.40
Recovery (%)	88.4	87.4	88.4	86.9
Production (000’s tonnes)	6.9	17.1	51.6	63.5
Sales (000’s tonnes)	5.0	15.8	52.3	60.1
Copper cathode
Production (000’s tonnes)	0.4	0.8	2.4	3.7
Sales (000’s tonnes)	0.3	0.9	2.3	3.9
Gold[1]
Production (000’s ounces)	6.4	16.3	46.8	59.6
Sales (000’s ounces)	4.5	16.2	50.8	58.3

Note:
1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Tonnes mined (000's)	–	874	–	10,936
Tonnes placed (000's)
Heap leach ore	–	–	–	–
Dump leach ore	–	814	–	6,854
	–	814	–	6,854
Grade (SCu%)[1]
Heap leach ore	–	–	–	–
Dump leach ore	–	0.35	–	0.48
Production (000's tonnes)
Heap leach ore	1.4	0.9	4.1	5.3
Dump leach ore	3.8	5.1	17.0	20.2
	5.2	6.0	21.1	25.5
Sales (000's tonnes)	5.3	5.7	21.1	26.1

Note:
1.	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

47     Teck Resources Limited 2019 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	129	149	547	580
Lead	30	27	117	120
Metal production
Zinc (000's tonnes)	66.9	74.6	287.4	302.9
Lead (000's tonnes)	17.0	10.0	69.0	61.0
Silver (million ounces)	3.7	1.0	14.0	11.6
Gold (000's ounces)	9.3	3.3	35.8	34.5
Metal sales
Zinc (000's tonnes)	60.3	75.0	284.3	303.6
Lead (000's tonnes)	16.0	11.7	68.1	57.6
Silver (million ounces)	3.4	1.1	13.7	11.5
Gold (000's ounces)	10.6	3.4	36.0	35.1

Red Dog

Tonnes mined (000's)	3,856	2,721	10,856	11,469
Tonnes milled (000's)	1,003	1,296	4,256	4,429
Zinc
Grade (%)	15.7	14.9	15.4	15.7
Recovery (%)	83.4	83.0	84.2	83.9
Production (000's tonnes)	131.1	160.1	552.4	583.2
Sales (000's tonnes)	173.6	175.7	561.2	521.2
Lead
Grade (%)	4.5	4.2	4.4	4.4
Recovery (%)	57.2	49.1	55.5	50.2
Production (000's tonnes)	26.0	26.6	102.8	98.4
Sales (000's tonnes)	28.7	28.5	92.7	95.1

Pend Oreille1

Tonnes mined (000's)	–	210	382	861
Tonnes milled (000's)	–	169	349	567
Zinc
Grade (%)	–	6.1	6.2	5.9
Recovery (%)	–	88.7	89.5	88.2
Production (000's tonnes)	–	9.3	19.4	29.7
Sales (000's tonnes)	–	9.0	19.9	30.2
Lead
Grade (%)	–	1.4	1.0	1.0
Recovery (%)	–	69.2	60.8	64.5
Production (000's tonnes)	–	1.6	2.1	3.7
Sales (000's tonnes)	–	1.7	2.2	3.9

Note:
1.	Pend Oreille suspending mining and concentrate production on July 31, 2019.
48     Teck Resources Limited 2019 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES
Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.
49     Teck Resources Limited 2019 Fourth Quarter News Release

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.
Adjusted site cost of sales – Adjusted site cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.
50     Teck Resources Limited 2019 Fourth Quarter News Release

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.
Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage

Debt to EBITDA ratio – debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt

Net debt to EBITDA ratio – net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator

Net debt to capitalization ratio – net debt to capitalization ratio is net debt divided by the sum of total debt plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

51     Teck Resources Limited 2019 Fourth Quarter News Release

Profit (Loss) and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Profit (loss) attributable to shareholders	$(891)	$433	$339	$3,107
Add (deduct):
Asset impairments	999	30	1,108	30
Debt prepayment option loss (gain)	–	24	(77)	31
Debt redemption or purchase loss	–	–	166	19
Gain on sale of Waneta Dam	–	–	–	(812)
Taxes and other	14	13	16	(3)
Adjusted profit attributable to shareholders	$122	$500	$1,552	$2,372
Adjusted basic earnings per share	$0.22	$0.87	$2.77	$4.13
Adjusted diluted earnings per share	$0.22	$0.86	$2.75	$4.07

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2019	2018	2019	2018

Basic earnings (loss) per share	$(1.62)	$0.75	$0.61	$5.41
Add (deduct):
Asset impairments	1.81	0.05	1.98	0.05
Debt prepayment option loss (gain)	–	0.04	(0.14)	0.06
Debt redemption or purchase loss	–	–	0.29	0.03
Gain on sale of Waneta Dam	–	–	–	(1.41)
Taxes and other	0.03	0.03	0.03	(0.01)
Adjusted basic earnings per share	$0.22	$0.87	$2.77	$4.13

Reconciliation of Diluted Earnings (Loss) per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2019	2018	2019	2018

Diluted earnings (loss) per share	$(1.62)	$0.75	$0.60	$5.34
Add (deduct):
Asset impairments	1.80	0.05	1.96	0.05
Debt prepayment option loss (gain)	–	0.03	(0.13)	0.05
Debt redemption or purchase loss	–	–	0.29	0.03
Gain on sale of Waneta Dam	–	–	–	(1.39)
Taxes and other	0.04	0.03	0.03	(0.01)
Adjusted diluted earnings per share	$0.22	$0.86	$2.75	$4.07

52     Teck Resources Limited 2019 Fourth Quarter News Release

Reconciliation of Net Debt to EBITDA and Net Debt to Capitalization Ratio

	Twelve months ended December 31, 2018		Twelve months ended December 31, 2019

Profit attributable to shareholders	$3,107		$339
Finance expense net of finance income	219		218
Provision for income taxes	1,365		305
Depreciation and amortization	1,483		1,619
EBITDA	$6,174	(B)	$2,481	(A)

Total debt at period end	$5,519	(D)	$4,834	(C)
Less: cash and cash equivalents at period end	(1,734)		(1,026)
Net debt	$3,785	(F)	$3,808	(E)

Debt to EBITDA ratio	0.9	(D/B)	1.9	(C/A)
Net Debt to EBITDA ratio	0.6	(F/B)	1.5	(E/A)
Equity attributable to shareholders of the company	22,884	(H)	22,248	(G)
Net debt to capitalization ratio	0.13	(F/(D+H))	0.14	(E/(C+G))

Reconciliation of EBITDA (loss) and Adjusted EBITDA
	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Profit (loss) attributable to shareholders	$(891)	$433	$339	$3,107
Finance expense net of finance income	46	58	218	219
Provision for (recovery of) income taxes	(325)	261	305	1,365
Depreciation and amortization	415	400	1,619	1,483
EBITDA (loss)	(755)	1,152	2,481	6,174

Add (deduct):
Asset impairments	1,378	41	1,549	41
Debt prepayment option loss (gain)	–	33	(105)	42
Debt redemption or purchase loss	–	–	224	26
Gain on sale of Waneta Dam	–	–	–	(888)
Taxes and other	26	29	104	(5)
Adjusted EBITDA	$649	$1,255	$4,253	$5,390

53     Teck Resources Limited 2019 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Gross profit	$460	$1,011	$3,340	$4,621
Depreciation and amortization	415	400	1,619	1,483
Gross profit before depreciation and amortization	$875	$1,411	$4,959	$6,104

Reported as:
Steelmaking coal	$448	$1,000	$2,904	$3,770
Copper
Highland Valley Copper	117	44	395	343
Antamina	164	192	614	794
Carmen de Andacollo	(14)	48	89	193
Quebrada Blanca	(28)	(24)	(18)	26
Other	–	(1)	–	(1)
	239	259	1,080	1,355
Zinc
Trail Operations	(10)	(28)	–	91
Red Dog	210	304	837	990
Pend Oreille	–	6	(4)	(5)
Other	(15)	(4)	(2)	9
	185	278	831	1,085
Energy[1]	3	(126)	144	(106)
Gross profit before depreciation and amortization	$875	$1,411	$4,959	$6,104

Note:
1.	Fort Hills financial results included from June 1, 2018.

54     Teck Resources Limited 2019 Fourth Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Revenues
Steelmaking coal (E)	$1,105	$1,674	$5,522	$6,349
Copper (F)	592	633	2,469	2,714
Zinc (G)	745	820	2,968	3,094
Energy (H)	213	120	975	407
Total	$2,655	$3,247	$11,934	$12,564

Gross profit, before depreciation and amortization
Steelmaking coal (A)	$448	$1,000	$2,904	$3,770
Copper (B)	239	259	1,080	1,355
Zinc (C)	185	278	831	1,085
Energy (D)	3	(126)	144	(106)
Total	$875	$1,411	$4,959	$6,104

Gross profit margins before depreciation
Steelmaking coal (A/E)	41%	60%	53%	59%
Copper (B/F)	40%	41%	44%	50%
Zinc (C/G)	25%	34%	28%	35%
Energy (D/H)	1%	(105)%	15%	(26)%

55     Teck Resources Limited 2019 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Cost of sales as reported	$864	$855	$3,410	$3,309
Less:
Transportation costs	(249)	(255)	(976)	(975)
Depreciation and amortization	(207)	(181)	(792)	(730)
Inventory write-downs	(28)	–	(32)	–
Adjusted site cost of sales	$380	$419	$1,610	$1,604
Tonnes sold (millions)	6.3	6.6	25.0	26.0

Per unit amounts – CAD$/tonne
Adjusted site cost of sales	$60	$63	$65	$62
Transportation costs	40	39	39	37
Inventory write-down	4	–	1	–
Unit costs – CAD$/tonne	$104	$102	$105	$99

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.32	$1.33	$1.30
Per unit amounts – US$/tonne
Adjusted site cost of sales	$46	$48	$49	$47
Transportation costs	30	29	29	29
Inventory write-down	3	–	1	–
Unit costs – US$/tonne	$79	$77	$79	$76

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

56     Teck Resources Limited 2019 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$592	$633	$2,469	$2,714
By-product revenue (A)	(68)	(111)	(311)	(472)
Smelter processing charges (B)	38	41	164	157
Adjusted revenue	$562	$563	$2,322	$2,399

Cost of sales as reported	$462	$495	$1,852	$1,837
Less:
Depreciation and amortization	(109)	(121)	(463)	(478)
Inventory write-downs	(20)	(41)	(24)	(44)
Labour settlement and strike costs	(22)	(4)	(35)	(5)
By-product cost of sales (C)	(19)	(15)	(58)	(61)
Adjusted cash cost of sales (D)	$292	$314	$1,272	$1,249

Payable pounds sold (millions) (E)	158.5	152.4	641.7	622.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.84	$2.06	$1.98	$2.01
Smelter processing charges (B/E)	0.24	0.27	0.26	0.25
Total cash unit costs – CAD$/pound	$2.08	$2.33	$2.24	$2.26
Cash margins for by-products – ((A – C)/E)	(0.31)	(0.63)	(0.39)	(0.66)
Net cash unit costs – CAD$/pound	$1.77	$1.70	$1.85	$1.60

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.32	$1.33	$1.30
Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.40	$1.56	$1.49	$1.55
Smelter processing charges	0.18	0.20	0.19	0.19
Total cash unit costs – US$/pound	$1.58	$1.76	$1.68	$1.74
Cash margins for by-products	(0.24)	(0.48)	(0.29)	(0.51)
Net cash unit costs – US$/pound	$1.34	$1.28	$1.39	$1.23

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.
57     Teck Resources Limited 2019 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$745	$820	$2,968	$3,094
Less:
Trail Operations revenues as reported	(406)	(393)	(1,829)	(1,942)
Other revenues as reported	(2)	(2)	(8)	(8)
Add back: Intra-segment revenues as reported	111	149	519	650
	$448	$574	$1,650	$1,794
By-product revenues (A)	(86)	(97)	(317)	(316)
Smelter processing charges (B)	99	73	308	255
Adjusted revenue	$461	$550	$1,641	$1,733

Cost of sales as reported	$625	$614	$2,367	$2,225
Less:
Trail Operations cost of sales as reported	(439)	(440)	(1,915)	(1,926)
Other costs of sales as reported	(17)	(6)	(10)	1
Add back: Intra-segment purchases as reported	111	149	519	650
	$280	$317	$961	$950
Less:
Depreciation and amortization	(42)	(53)	(144)	(141)
Severance charge	–	–	(4)	–
Royalty costs	(96)	(113)	(307)	(328)
By-product cost of sales (C)	(24)	(20)	(75)	(70)
Adjusted cash cost of sales (D)	$118	$131	$431	$411

Payable pounds sold (millions) (E)	325.0	347.7	1,094.2	1,035.5
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.36	$0.38	$0.40	$0.40
Smelter processing charges (B/E)	0.31	0.21	0.28	0.25
Total cash unit costs – CAD$/pound	$0.67	$0.59	$0.68	$0.65
Cash margins for by-products – ((A - C)/E)	(0.19)	(0.22)	(0.22)	(0.24)
Net cash unit costs – CAD$/pound	$0.48	$0.37	$0.46	$0.41

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.32	$1.32	$1.33	$1.30

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.27	$0.29	$0.30	$0.30
Smelter processing charges	0.23	0.16	0.21	0.19
Total cash unit costs – US$/pound	$0.50	$0.45	$0.51	$0.49
Cash margins for by-products	(0.14)	(0.17)	(0.17)	(0.18)
Net cash unit costs – US$/pound	$0.36	$0.28	$0.34	$0.31

Notes:
1.	Red Dog and Pend Oreille.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
58     Teck Resources Limited 2019 Fourth Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1 2

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$213	$120	$975	$407
Less:
Cost of diluent for blending	(80)	(93)	(322)	(181)
Non-proprietary product revenue	(8)	–	(32)	(18)
Add back: crown royalties (D)	3	4	18	14
Adjusted revenue (A)	$128	$31	$639	$222

Cost of sales as reported	$244	$272	$965	$572
Less:
Depreciation and amortization	(34)	(26)	(134)	(59)
Inventory write-downs	–	(34)	–	(34)
Cash cost of sales	$210	$212	$831	$479
Less:
Cost of diluent for blending	(80)	(93)	(322)	(181)
Cost of non-proprietary product purchased	(6)	–	(31)	(12)
Transportation costs for FRB (C)	(29)	(28)	(118)	(60)
Operating cost adjustment[4]	–	–	(2)	(3)
Adjusted operating costs (E)	$95	$91	$358	$223

Blended bitumen barrels sold (000’s)	3,837	4,479	16,023	8,746
Less diluent barrels included in blended bitumen (000’s)	(924)	(1,100)	(3,788)	(1,965)
Bitumen barrels sold (000’s) (B)	2,913	3,379	12,235	6,781
Per barrel amounts – CAD$
Bitumen price realized (A/B)	$44.29	$8.98	$52.21	$32.81
Crown royalties (D/B)	(1.27)	(0.98)	(1.50)	(2.04)
Transportation costs for FRB (C/B)	(9.71)	(8.22)	(9.62)	(8.83)
Adjusted operating costs (E/B)	(32.55)	(26.91)	(29.24)	(32.89)
Operating netback – CAD$ per barrel	$0.76	$(27.13)	$11.85	$(10.95)

Notes:
1.	Calculated per unit amounts may differ due to rounding.
2.	Fort Hills financial results included from June 1, 2018.
3.
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

4.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

59     Teck Resources Limited 2019 Fourth Quarter News Release

Blended Bitumen Price Realized Reconciliation1 2

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$213	$120	$975	$407
Less: non-proprietary product revenue	(8)	–	(32)	(18)
Add back: crown royalties	3	4	18	14
Blended bitumen revenue (A)	$208	$124	$961	$403
Blended bitumen barrels sold (000’s) (B)	3,837	4,479	16,023	8,746
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$54.38	$27.60	$59.97	$46.14
Average exchange rate (CAD$ per US$1.00) (C)	1.32	1.32	1.33	1.31
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$41.20	$20.89	$45.20	$35.12

Notes:
1.	Calculated per unit amounts may differ due to rounding.
2.	Fort Hills financial results included from June 1, 2018.
60     Teck Resources Limited 2019 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the Coronavirus; assumptions relating to future market prices of our commodities and future exchange rates; production, sales, unit costs and other cost guidance, expectations and forecasts for our products, business units and individual operations and our expectation that we will meet that guidance; capital expenditure guidance and expectations; capitalized stripping guidance; mine lives and duration of operations at our various mines and operations; our ability to extend the lives of certain mines and to increase production to offset the closure of other operations; the timing of first and full production at our QB2 project; the timing for an updated capital estimate in respect of QB2; timing of next project capital contributions to QB2; targeted cost reduction amounts and timing; expected annualized EBITDA improvements and other benefits that will be generated from our RACE21TM innovation-driven business transformation program and the associated implementation costs and timing; our intention to implement certain RACE21TM programs more broadly across other operations and to identify and implement additional RACE21TM projects; expectations relating to the closure of Cardinal River and the timing thereof; expectations regarding the plant expansion project at our Elkview Operations and the timing thereof; anticipated reductions in strip ratios; estimated effects of rail and port performance and the impact on our sales thereof; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, benefits and timing thereof and the frequency and length of our planned outages at Neptune Bulk Terminals and the impact thereof; planned plant outages at their effects on our production; anticipated benefits of our new long-term rail agreement with CN; Elk Valley Water Quality Plan spending guidance, including projected 2020 capital spending and other capital spending guidance; timing of construction and completion of our proposed AWTFs and SRFs and expected treatment capacity thereof; our expectations regarding our water treatment capacity in the future; expectations regarding operating costs associated with water treatment; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; timing of discussions in respect of potential charges under the Fisheries Act; the potential to debottleneck at Fort Hills and expand production capacity and potential to increase Fort Hills production generally; the effect and duration of production curtailment measures imposed by the Government of Alberta; the timing of a federal decision statement on Frontier; our belief regarding the impact of project technology and operational improvements on Frontier’s technical feasibility and commercial viability; plans relating to tailings and water-related projects at Red Dog and their expected benefits, our intention to make additional returns to shareholders in certain situations; the sensitivity of our profit and EBITDA to changes in currency exchange rates and commodity price changes; all guidance appearing in this news release including but not limited to the production, sales, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance”; the expectations regarding the amount of Class B subordinate voting shares that
61     Teck Resources Limited 2019 Fourth Quarter News Release

might be purchased under the normal course issuer bid and the mechanics thereof; the impact of certain accounting initiatives and estimates and our expectations, projections and sensitivities under the heading “Commodity Prices and Sensitivities”.
These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings,  the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study.  Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include footnotes with further assumptions relating to our guidance. Our anticipated RACE21TM related EBITDA improvements and associated costs assume that the relevant projects are implemented in accordance with our plans and budget and that the relevant projects will achieve the expected production and operating results, and are based on current commodity price assumptions and forecast sale volumes. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing
62     Teck Resources Limited 2019 Fourth Quarter News Release

request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.  The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.
Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2018, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties was reviewed, approved and verified by Messrs. Don Mills P.Geo. and Robin Gold P.Eng., each employees of Teck Coal Limited and each a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

63     Teck Resources Limited 2019 Fourth Quarter News Release

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2019 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Friday, February 21, 2020. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

64     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Twelve Months Ended December 31, 2019 (Unaudited)

Teck Resources Limited
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2019	2018	2019	2018

Revenues	$2,655	$3,247	$11,934	$12,564
Cost of sales	(2,195)	(2,236)	(8,594)	(7,943)
Gross profit	460	1,011	3,340	4,621
Other operating income (expenses)
General and administration	(43)	(50)	(161)	(142)
Exploration	(17)	(24)	(67)	(69)
Research and innovation	(22)	(10)	(67)	(35)
Asset impairments (Note 1)	(1,390)	(41)	(1,561)	(41)
Other operating income (expense) (Note 2)	(185)	(82)	(505)	450
Profit (loss) from operations	(1,197)	804	979	4,784

Finance income	7	10	48	33
Finance expense (Note 3)	(53)	(68)	(266)	(252)
Non-operating income (expense) (Note 4)	8	(40)	(97)	(52)
Share of loss of associates and joint ventures	(1)	–	(3)	(3)
Profit (loss) before taxes	(1,236)	706	661	4,510
Recovery of (provision for) income taxes	325	(261)	(305)	(1,365)
Profit (loss) for the period	$(911)	$445	$356	$3,145

Profit (loss) attributable to:
Shareholders of the company	$(891)	$433	$339	$3,107
Non-controlling interests	(20)	12	17	38
Profit (loss) for the period	$(911)	$445	$356	$3,145

Earnings (loss) per share
Basic	$(1.62)	$0.75	$0.61	$5.41
Diluted	$(1.62)	$0.75	$0.60	$5.34
Weighted average shares outstanding (millions)	551.7	573.3	559.8	573.9
Weighted average diluted shares outstanding (millions)	551.7	580.1	565.3	582.1
Shares outstanding at end of period (millions)	547.3	570.7	547.3	570.7

66     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Operating activities
Profit (loss) for the period	$(911)	$445	$356	$3,145
Depreciation and amortization	415	400	1,619	1,483
Provision for (recovery of) income taxes	(325)	261	305	1,365
Asset impairments	1,390	41	1,561	41
Gain on sale of investments and assets	(7)	(1)	(17)	(892)
Foreign exchange losses (gains)	(8)	7	4	(16)
Loss on debt redemption or purchase	–	–	224	26
Loss (gain) on debt prepayment options	–	33	(105)	42
Net finance expense	46	58	218	219
Income taxes paid	(71)	(137)	(595)	(780)
Other	43	(206)	74	(166)
Net change in non-cash working capital items	210	436	(160)	(29)
	782	1,337	3,484	4,438
Investing activities
Expenditures on property, plant and equipment	(883)	(666)	(2,788)	(1,906)
Capitalized production stripping costs	(152)	(173)	(680)	(707)
Expenditures on investments and other assets	(55)	(32)	(178)	(284)
Proceeds from investments and assets	14	13	80	1,292
	(1,076)	(858)	(3,566)	(1,605)
Financing activities
Redemption or purchase and repayment of debt	–	–	(835)	(1,355)
Repayment of lease liabilities	(43)	(11)	(150)	(32)
QB2[1] advances from SMM/SC2	25	–	938	–
QB2 equity contributions by SMM/SC	–	–	797	–
QB2 partnering and financing transaction costs paid	(10)	–	(113)	–
Interest and finance charges paid	(71)	(81)	(386)	(430)
Issuance of Class B subordinate voting shares	–	5	10	54
Purchase and cancellation of Class B subordinate voting shares	(148)	(131)	(661)	(189)
Dividends paid	(27)	(86)	(111)	(172)
Distributions to non-controlling interests	(5)	(9)	(26)	(40)
	(279)	(313)	(537)	(2,164)
Effect of exchange rate changes on cash and cash equivalents	(20)	85	(89)	113
Increase (decrease) in cash and cash equivalents	(593)	251	(708)	782
Cash and cash equivalents at beginning of period	1,619	1,483	1,734	952
Cash and cash equivalents at end of period	$1,026	$1,734	$1,026	$1,734

Notes:
1.	Quebrada Blanca Phase 2 copper development project.
2.	Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are defined together as SMM/SC.
67     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	December 31, 2019	December 31, 2018

ASSETS

Current assets
Cash and cash equivalents	$1,026	$1,734
Current income taxes receivable	95	78
Trade and settlement receivables	1,062	1,180
Inventories	1,981	2,065
Prepaids and other current assets	331	260
	4,495	5,317
Financial and other assets	1,109	907
Investments in associates and joint ventures	1,079	1,071
Property, plant and equipment	32,484	31,050
Deferred income tax assets	211	160
Goodwill	1,101	1,121
	$40,479	$39,626
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,498	$2,333
Current portion of debt (Note 5)	29	–
Current portion of lease liabilities (Note 6)	160	32
Current income taxes payable	89	151
	2,776	2,516
Debt (Note 5)	4,133	5,181
Lease liabilities (Note 6)	512	306
QB2 advances from SMM/SC	912	–
Deferred income tax liabilities	6,087	6,331
Retirement benefit liabilities	505	482
Provisions and other liabilities	2,536	1,792
	17,461	16,608
Equity
Attributable to shareholders of the company	22,248	22,884
Attributable to non-controlling interests	770	134
	23,018	23,018
	$40,479	$39,626

68     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	ASSET IMPAIRMENTS

The following pre-tax asset impairments were recorded in the statement of income:

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Fort Hills CGU	$(1,241)	$–	$(1,241)	$–
Steelmaking coal CGU	(118)	–	(289)	–
Other	(31)	(41)	(31)	(41)
Total	$(1,390)	$(41)	$(1,561)	$(41)

Fort Hills CGU

During the quarter, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future Western Canada Select (WCS) heavy oil prices. The impairment affected the profit (loss) of our energy operating segment (Note 8).

The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a real long-term price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital.

Cash flow projections used in the 2019 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 40 years.

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in us making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. Ignoring the above described interrelationships, in isolation a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $135 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $50 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $110 million.

Steelmaking Coal CGU

During the quarter, as a result of the short remaining mine life and a decrease in short-term steelmaking coal prices, we recorded a pre-tax impairment of $118 million (after-tax $75 million) of our Cardinal River Operations. For the year ended December 31, 2019, we recorded pre-tax impairments of $289 million (after-tax $184 million) of our Cardinal River Operations. The impairment affected the profit (loss) of our steelmaking coal operating segment (Note 8). Our Cardinal River Operations has been written down to the residual value of the remaining mobile equipment.

69     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	ASSET IMPAIRMENTS (continued)

Other

During the quarter, we recorded an asset impairment of $31 million related to our remaining cathode operations at Quebrada Blanca.

During the quarter ended December 31, 2018, we recorded asset impairments of $41 million, of which $31 million was related to capitalized exploration expenditures that are not expected to be recovered and $10 million related to Quebrada Blanca assets that will not be recovered through use.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Settlement pricing adjustments	$(8)	$(32)	$(49)	$(117)
Share-based compensation	(6)	(2)	(4)	(59)
Environmental costs	(85)	(14)	(197)	(20)
Care and maintenance costs	(11)	(2)	(36)	(11)
Social responsibility and donations	(11)	(8)	(18)	(18)
Loss on sale of assets	(23)	–	(20)	(3)
Commodity derivatives	(2)	11	17	(36)
Take or pay contract costs	(30)	(27)	(123)	(106)
Waneta Dam sale	–	–	–	888
Other	(9)	(8)	(75)	(68)
	$(185)	$(82)	$(505)	$450

3.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Debt interest	$60	$78	$276	$338
Interest on advances from SMM/SC	13	–	41	–
Interest on lease liabilities	9	6	39	24
Letters of credit and standby fees	14	18	51	65
Net interest expense on retirement benefit plans	2	1	7	6
Accretion on decommissioning and restoration provisions	29	25	112	101
Other	4	4	15	11
	131	132	541	545
Less capitalized borrowing costs	(78)	(64)	(275)	(293)
	$53	$68	$266	$252

70     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2019	2018	2019	2018

Foreign exchange gains (losses)	$8	$(7)	$(4)	$16
Gain (loss) on debt prepayment option	–	(33)	105	(42)
Loss on debt redemption or purchase	–	–	(224)	(26)
Other	–	–	26	–
	$8	$(40)	$(97)	$(52)

5.	DEBT

($ in millions)	December 31, 2019			December 31, 2018

	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

4.5% notes due January 2021 (a)	$117	$152	$155	$117	$159	$159
4.75% notes due January 2022 (a)	202	262	273	202	275	275
3.75% notes due February 2023 (a)	220	289	298	220	295	286
8.5% notes due June 2024 (a)	–	–	–	600	819	883
6.125% notes due October 2035	609	779	932	609	818	802
6.0% notes due August 2040	490	634	712	490	666	621
6.25% notes due July 2041	795	1,021	1,187	795	1,072	1,031
5.2% notes due March 2042	399	512	537	399	537	465
5.4% notes due February 2043	377	484	520	377	509	449
	3,209	4,133	4,614	3,809	5,150	4,971
Antamina term loan due April 2020	23	29	29	23	31	31
	$3,232	$4,162	$4,643	$3,832	$5,181	$5,002
Less current portion of debt	(23)	(29)	(29)	–	–	–
	$3,209	$4,133	$4,614	$3,832	$5,181	$5,002

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available.

On November 18, 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. As at December 31, 2019, the facility was undrawn.

71     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	DEBT (continued)

a)	Debt Transactions

During the year ended December 31, 2019, we redeemed all of the US$600 million principal amount of our outstanding 8.5% notes due in June 2024. The total cost of the redemption, which was funded from cash on hand, including the premiums, was US$638 million. We recorded a pre-tax expense of $224 million in non-operating income (expense) in connection with this redemption, of which $174 million was non-cash, relating to the derecognition of the embedded prepayment option derivative.

During the year ended December 31, 2018, we purchased US$1 billion aggregate principal amount of certain of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.5% notes due 2021, US$471 million of 4.75% notes due 2022, and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which were funded from cash on hand, including the premiums, was US$1.01 billion. We recorded an expense of $26 million in non-operating income (expense) in connection with these purchases.

b)	Revolving Facilities

Effective November 22, 2019, our US$4.0 billion committed revolving credit facility’s maturity was extended to November 2024. The facility remains undrawn at December 31, 2019. Any amounts drawn under the facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings. The facility requires that our total net debt-to-capitalization ratio, which was 0.14 to 1.0 at December 31, 2019, not exceed 0.60 to 1.0.

With our return to investment grade credit ratings, letters of credit aggregating to $1.1 billion were cancelled during the year ended December 31, 2019 and our US$600 million committed revolving credit facility maturing November 2021 was terminated. As a result, we recorded an expense of $6 million relating to the derecognition of financing fees in non-operating income (expense) during the year ended December 31, 2019.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2019, we were party to various uncommitted credit facilities providing for a total of $1.9 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $453 million outstanding at December 31, 2019, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $450 million in surety bonds outstanding at December 31, 2019 to support current and future reclamation obligations.

72     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	LEASES

a)	Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, rail cars, pipelines and road and port facilities. As at December 31, 2019, $762 million of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)

Net book value as at December 31, 2018	$504
IFRS 16 adoption	280
Additions	155
Depreciation	(145)
Changes in foreign exchange rates and other	(32)
Closing net book value as at December 31, 2019	$762

b)	Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	December 31, 2019

Undiscounted minimum lease payments:
Less than one year	$162
Two to three years	193
Four to five years	109
Thereafter	676
1,140
Effect of discounting	(468)
Present value of minimum lease payments – total lease liabilities	672
Less current portion	(160)
Long-term lease liabilities	$512

Our most significant individual lease arrangements are as follows:

Fort Hills entered into a service agreement in 2017 with TC Energy Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at December 31, 2019, our share of the related lease liability was $203 million.

Teck Alaska Incorporated (TAK) leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next two years and US$6 million for the following 19 years. The lease is also subject to variable lease payments based on tonnage shipped and market prices for zinc over the lease term. As at December 31, 2019, the related lease liability was $119 million (US$92 million).

73     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	LEASES (continued)

c)	Lease Liability Continuity

(CAD$ in millions)

As at December 31, 2018	$338
IFRS 16 adoption	342
Cash flows
Principal payments	(150)
Interest payments	(39)
Non-cash changes
Additions	170
Accretion	39
Changes in foreign exchange and other	(28)
As at December 31, 2019	$672

7.	EQUITY

a)	Share-Based Compensation
During the year ended December 31, 2019, we granted 1,940,210 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $28.62, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $10.73 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 1.81%, a dividend yield of 1.05% and an expected volatility of 41%.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the year ended December 31, 2019, we issued 1,110,316 Units to employees and directors and the total number of Units outstanding at December 31, 2019 was 4,273,100.

Share based compensation expense of $6 million and $4 million (2018 – $2 million and $59 million) was recorded for the three and twelve months ended December 31, 2019, respectively, for all outstanding share options and Units.

b)	Dividends

During the quarter ended December 31, 2019, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.05 per share, totaling $27 million.

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

During the quarter ended December 31, 2019, we purchased and cancelled 6,880,280 Class B subordinate voting shares under our normal course issuer bid for $148 million.

74     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — steelmaking coal, copper, zinc, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities, and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

(CAD$ in millions)	Three months ended December 31, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,105	$592	$856	$213	$–	$2,766
Less: Intra-segment revenues	–	–	(111)	–	–	(111)
Revenues	1,105	592	745	213	–	2,655
Cost of sales	(864)	(462)	(625)	(244)	–	(2,195)
Gross profit (loss)	241	130	120	(31)	–	460
Asset impairments	(118)	(31)	–	(1,241)	–	(1,390)
Other operating expenses	(49)	(20)	(33)	(6)	(159)	(267)
Profit (loss) from operations	74	79	87	(1,278)	(159)	(1,197)

Net finance income (expense)	(16)	(38)	(13)	(7)	28	(46)
Non-operating income (expenses)	(4)	3	(3)	–	12	8
Share of loss of associates and joint ventures	–	(1)	–	–	–	(1)
Profit (loss) before taxes	54	43	71	(1,285)	(119)	(1,236)
Capital expenditures	354	525	104	44	8	1,035

75     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION (continued)

(CAD$ in millions)	Three months ended December 31, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,674	$633	$969	$120	$–	$3,396
Less: Intra-segment revenues	–	–	(149)	–	–	(149)
Revenues	1,674	633	820	120	–	3,247
Cost of sales	(855)	(495)	(614)	(272)	–	(2,236)
Gross profit (loss)	819	138	206	(152)	–	1,011
Asset impairments	–	(10)	(31)	–	–	(41)
Other operating expenses	(36)	(19)	(28)	(6)	(77)	(166)
Profit (loss) from operations	783	109	147	(158)	(77)	804
Net finance expense	(10)	(15)	(10)	(5)	(18)	(58)
Non-operating income (expenses)	21	(2)	6	–	(65)	(40)
Share of loss of associates and joint ventures	–	–	–	–	–	–
Profit (loss) before taxes	794	92	143	(163)	(160)	706
Capital expenditures	293	340	150	51	5	839

(CAD$ in millions)	Year ended December 31, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$5,522	$2,469	$3,487	$975	$–	$12,453
Less: Intra-segment revenues	–	–	(519)	–	–	(519)
Revenues	5,522	2,469	2,968	975	–	11,934
Cost of sales	(3,410)	(1,852)	(2,367)	(965)	–	(8,594)
Gross profit	2,112	617	601	10	–	3,340
Asset impairments	(289)	(31)	–	(1,241)	–	(1,561)
Other operating expenses	(136)	(183)	(63)	(26)	(392)	(800)
Profit (loss) from operations	1,687	403	538	(1,257)	(392)	979
Net finance income (expense)	(60)	(119)	(47)	(27)	35	(218)
Non-operating income (expense)	(15)	50	(9)	(2)	(121)	(97)
Share of loss of associates and joint ventures	–	(2)	–	–	(1)	(3)
Profit (loss) before taxes	1,612	332	482	(1,286)	(479)	661

Capital expenditures	1,197	1,757	307	191	16	3,468
Goodwill	702	399	–	–	–	1,101
Total assets	16,032	12,740	3,904	5,045	2,758	40,479

76     Teck Resources Limited 2019 Fourth Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION (continued)

(CAD$ in millions)	Year ended December 31, 2018
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$6,349	$2,714	$3,744	$407	$–	$13,214
Less: Intra-segment revenues	–	–	(650)	–	–	(650)
Revenues	6,349	2,714	3,094	407	–	12,564
Cost of sales	(3,309)	(1,837)	(2,225)	(572)	–	(7,943)
Gross profit (loss)	3,040	877	869	(165)	–	4,621
Asset impairments	–	(10)	(31)	–	–	(41)
Other operating income (expenses)	(79)	(247)	820	1	(291)	204
Profit (loss) from operations	2,961	620	1,658	(164)	(291)	4,784
Net finance expense	(47)	(47)	(37)	(16)	(72)	(219)
Non-operating income (expense)	37	4	11	–	(104)	(52)
Share of loss of associates and joint ventures	–	(2)	–	–	(1)	(3)
Profit (loss) before taxes	2,951	575	1,632	(180)	(468)	4,510

Capital expenditures	969	850	411	375	8	2,613
Goodwill	702	419	–	–	–	1,121
Total assets	15,491	10,400	3,754	6,131	3,850	39,626

77 Teck Resources Limited 2019 Fourth Quarter News Release